Westborough Financial Services, Inc.

2003 Annual Report

"This branch is just the latest example of our commitment to provide the best in banking to our customers."

- Joseph F. MacDonough
President and CEO

referencing our newest branch location at 23 Maple Avenue, Shrewsbury



Total Assets

$ in Millions



$260.0
$250.0
$240.0
$230.0
$220.0
$210.0
2001
2002
2003

Total Deposits

$ in Millions



$220.0
$210.0
$200.0
$190.0
$180.0
$170.0
$160.0
2001
2002
2003

Total Assets, Total Deposits and Total Loans each reflect growth of more than 6% during 2003.

Total Loans

$ in Millions



$142.0
$140.0
$138.0
$136.0
$134.0
$132.0
$130.0
$128.0
2001
2002
2003

Stockholders' Equity

$ in Millions



$29.0
$28.5
$28.0
$27.5
$27.0
$26.5
$26.0
2001
2002
2003



To paraphrase the opening words of a famous book, "It is the best of times and the worst of times." Those words fairly well express my thoughts on the eve of retirement as Chairman of the Westborough Bank.

Fifty five years ago when I walked into the travertine marbled lobby of Peoples Savings Bank in Worcester to apply for a job, I was very impressed by the people who work in banks and the overall atmosphere that they created. I continue to be impressed and am proud to be a banker.

Ten years later Noah Nason, Ellwood Hennessey and Irving Hulbert took a chance on an eager young man to be the mortgage department manager, incidentally, a department of one, at the Westborough Savings Bank. At that time there were a total of nine full and part time employees and the assets were slightly over nine million dollars. We have come a long way since then and I have been privileged to be a part of it.

To say that I am proud of our accomplishments is a gross understatement. We deservedly all share in that pride as we travel among our peers, industry leaders, regulators and our community. We should never lose sight of our past and our responsibility, as custodians of that legacy, entrusted to the present day officers and directors.

I offer you my personal thanks and admiration for your interest in this institution. Its future is in your hands and I have confidence that our future success will be a result of good planning and dedication to our mission statement.

Although I will have no official position at the bank after the Annual Meeting, you can be assured that I will never lose my interest in this institution in which I have spent the majority of my years and which will be an integral part of the rest of my life.

Please accept my thanks for your confidence in me.

Walter A. Kinell, Jr.
Chairman Of The Board of Directors
December 1, 2003

Mission

Build Relationships

At Westborough Bank, we pledge to continue to build strong, long-term customer and community relationships.

Provide Solutions

We achieve this by providing superior customer service and a broad range of financial products and services, responsive to the needs of our customers - today and tomorrow.

Support Our Communities

As an independent, fiscally sound community bank, our goal is to create customer loyalty, enhance shareholder value, promote employee satisfaction and to continue to support the communities we serve.



The year 2003 saw continued growth for Westborough Financial Services, Inc. and its wholly owned subsidiary, Westborough Bank. During the year we completed the construction of our new branch facility at 23 Maple Avenue in Shrewsbury. Our plan is to consolidate our Shrewsbury market into this new 3,400 square foot facility, relocating from 900 square feet of retail space at 19 Maple Ave. and from 450 square feet at Shaw's supermarket. The 19 Maple Ave. site is in the process of being sublet and the Shaw's supermarket branch is scheduled to close in the spring of 2004.

During the year, the size of our Board of Directors was expanded and we welcomed three new Directors. Mr. James N. Ball, Mrs. Nancy M. Carlson and Mr. Benjamin H. Colonero, Jr. each bring a wealth of business experience and community involvement to the Board and I look forward to working with them in the years ahead.

Our financial performance in this extremely low interest rate environment saw our net interest income decline by $294 thousand. However, I am pleased to report that dilutive earnings per share remained essentially level at $0.62 per share for the year ended September 30, 2003 compared with $0.63 per share for the year ended September 30, 2002. The decline in net interest income was primarily the result of the general decline of interest rates and the desire of loan customers to refinance or renegotiate their loans to lower rates. Hundreds of our real estate mortgage loan customers took advantage of the low rate environment and renegotiated rate reductions on $45.9 million of principal balances.

During the year ending September 30, 2003, bank assets continued to grow. Total assets grew by $14.8 million or 6.2% to a level of $256.1 million. As a result of the strong housing market locally, much of the increase in assets occurred in loans, which increased by $8.7 million or 6.5% to $141.6 million at September 30, 2003. Within the loan category, gross real estate loans increased by approximately 8%.

Total deposits increased by $13.8 million, or 6.8%, to $215.9 million at September 30, 2003 from $202.1 million at September 30, 2002. Most of this increase was attributable to increases in variable-rate tiered, regular savings and NOW accounts. Certificate of deposit accounts declined during this period, reflecting customer preference to place their maturing deposits in non-certificate accounts that offer liquidity.

Total stockholders' equity increased by $729 thousand, or 2.6%, to $28.7 million at September 30, 2003 from $28.0 million at September 30, 2002. This increase was mainly due to net income of $966 thousand for the year ended September 30, 2003, less the payment of cash dividends of $0.20 per share, or a total of $317 thousand. Clearly our challenge going forward is to insure that the growth we experience and need is profitable.

A year ago I wrote to you about the Sarbanes-Oxley Act and how your Board of Directors was beginning to evaluate our corporate governance structure as a result of that new law. I am pleased to report that after months of research and hard work your Board adopted a comprehensive set of governance policies at its meeting in September 2003. These policies will help insure that financial information and Board transactions are transparent to all of our customers and shareholders.

Elsewhere in this Annual Report you will find a letter from Chairman of the Board of Directors, Walter A. Kinell Jr., who is retiring this year after 45 years of service to our companies, customers and communities. It was Walter's idea to formally tie the bank to the community by the creation of the Westborough Savings Charitable Foundation, Inc. Since its inception in 1997, the foundation has donated more than $200,000 to local charities. This is an example of his leadership and dedication that has made this company one of the premier financial service institutions in Central Massachusetts. We will miss his counsel and vision.

I would also like to recognize and thank Robert G. Daniel. Bob joined our bank family in 1963 as a Corporator and has served as a member of our Executive Committee for 35 years. With both Bob and Walter retiring with a combined 85 years, we count ourselves fortunate to have had two individuals of the highest caliber associated with Westborough Bank.

I would like to thank our dedicated Staff for the wonderful service they provide our customers.

On behalf of the Board of Directors, I want to pledge our continued commitment to our shareholders, customers and community.

Sincerely,

Joseph F. MacDonough
President and CEO
December 1, 2003

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward Looking Statements

Westborough Financial Services, Inc. (the "Company") and The Westborough Bank (the "Bank") may from time to time make written or oral "forward-looking statements" which may be identified by the use of such words as "may," "could," "should," "would," "believe," "anticipate," "estimate," "expect," "intend," "plan" and similar expressions that are intended to identify forward-looking statements.

Forward-looking statements include statements with respect to the Company's beliefs, plans, objectives, goals, expectations, anticipations, estimates and intentions, which are subject to significant risks and uncertainties. The following factors, many of which are subject to change based on various other factors beyond the Company's control, and other factors identified in the Company's filings with the Securities and Exchange Commission and those presented elsewhere by management from time to time, could cause its financial performance to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. Examples of forward-looking statements include, but are not limited to, estimates with respect to our financial condition, results of operations and business that are subject to various factors which would cause actual results to differ materially from these estimates. These factors include, but are not limited to:

- conditions which effect general and local economies;
- changes in interest rates, deposit flows, demand for mortgages and other loans, real estate values and competition;
- changes in accounting principles, policies, or guidelines;
- changes in legislation or regulation; and
- other economic, competitive, governmental, regulatory, and technological factors affecting our operations, pricing, products and services.

This list of important factors is not exclusive. The Company or the Bank does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Company or the Bank.

General

The Company is a Massachusetts chartered mid-tier holding company that completed its initial public offering in February 2000 in the reorganization of The Westborough Bank (the "Bank") from a Massachusetts chartered mutual savings bank into the Massachusetts mutual holding company form of organization. Pursuant to the reorganization, the Bank converted to a Massachusetts chartered stock savings bank as a wholly-owned subsidiary of the Company, which is majority owned by Westborough Bancorp, MHC ("MHC"), a Massachusetts chartered mutual holding company. The Company's common stock is traded on the Over-the-Counter Bulletin Board under the symbol "WFSM.OB."

Unless otherwise indicated, the information presented herein represents the consolidated activity of the Company and its subsidiary. The following discussion and analysis should be read in conjunction with the consolidated financial statements and related notes that are included within this report.

The business of the Bank consists of attracting deposits from the general public and using these funds to originate various types of loans primarily in the towns of Westborough, Northborough, Shrewsbury and Grafton, Massachusetts, including residential and commercial real estate mortgage loans and, to a lesser extent, consumer and commercial loans.

The Bank's profitability depends primarily on its net interest income, which is the difference between the interest income the Bank earns on its loans and securities portfolio and its cost of funds, which consist primarily of interest paid on deposits and borrowings from the Federal Home Loan Bank (the "FHLB"). Net interest income is affected by the relative amounts of interest-earning assets and interest-bearing liabilities and the interest rates earned or paid on these balances. When interest-earning assets approximate or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income.

The level of other (non-interest) income and operating expenses also affects the Bank's profitability. Other income consists primarily of customer service fees, gains and losses on sales of securities and mortgages, income from the sale of non-insured investment products and increases in cash surrender value of bank-owned life insurance. Operating expenses consist of salaries and benefits, occupancy-related expenses and other general operating expenses.

The operations of the Company, and banking institutions in general, are significantly influenced by general economic conditions and related monetary and fiscal policies of financial institutions' regulatory agencies. Deposit flows and the cost of funds are influenced by interest rates on competing investments and general market rates of interest. Lending activities are affected by the demand for financing real estate and other types of loans, which in turn are affected by the interest rates at which such financing may be offered and other factors affecting loan demand and the availability of funds.

Business Strategy

In past years, the Bank's primary management strategy has been to offer savings and certificate of deposit accounts and residential mortgage loans in the market area of Westborough, Massachusetts and surrounding communities. In recent years, the Company has adopted a growth-oriented strategy that has focused on expanding its product lines and services, providing expanded delivery systems for its customers and extending its branch network. The Bank believes that this business strategy is best for its long-term success and viability, and complements its existing commitment to high quality customer service. In connection with the Bank's overall growth strategy, it seeks to:

- continue to focus on expanding its residential lending and retail banking franchise, and increasing the number of households served within its market area;
- expand its commercial banking products and services for small- and medium-sized businesses, as a means to increase the yield on its loan portfolio and to attract lower cost transaction deposit accounts;
- expand its branch network to increase its market share;
- increase the use of alternative delivery channels, such as on-line and telephonic banking; and
- offer a variety of non-insured investment products and services as a means to compete for an increased share of its customers' financial service business.

In order to create a platform for the accomplishment of the Company's goals, management has made significant investments in its physical infrastructure and human and technological resources. In particular, the Bank has completed an addition to its main office and renovated the older portion of its main office. Additionally, the Bank recently completed constructing an enlarged Maple Avenue, Shrewsbury branch office. The previous, 900 square foot 19 Maple Avenue branch has been closed and customers are utilizing the new, expanded facility. In Spring 2004, our Shaw's Supermarket branch office in Shrewsbury will be closed and customers will be encouraged to utilize our new Shrewsbury branch facility. Such investments have been, and in the future, will be, necessary to ensure that adequate resources are in place to offer increased products and services. As a result, for a period of time, the Bank expects operating expenses to increase and net income to be adversely impacted. Management believes, however, that its long-term profitability should improve as it realizes the benefits of diversified product lines and market share growth.

Asset/Liability Management; Market Risk Analysis

A primary component of the Company's market risk is interest rate volatility. Fluctuations in interest rates will ultimately impact both the Bank's level of income and expense recorded on a large portion of its assets and liabilities. Fluctuations in interest rates will also affect the market value of all interest-earning assets, other than those that possess a short term to maturity.

The primary objective of the Bank's interest rate management strategy is to optimize its economic value and net income under likely market rate scenarios. To achieve this objective, the Bank has developed policies and procedures to assist senior management in evaluating and maintaining acceptable levels of interest rate risk, liquidity risk and capital. In particular, the Bank seeks to coordinate asset and liability decisions so that, under changing interest rate scenarios, earnings will remain within an acceptable range.

Due to the nature of the Bank's operations, it is not subject to foreign currency exchange or commodity price risk. The Bank's real estate loan portfolio, concentrated in the towns of Westborough, Northborough, Shrewsbury and Grafton, Massachusetts, is, however, subject to risks associated with the local economy. Historically, the Bank's lending activities have emphasized one- to four-family residential mortgage loans, and the Bank's primary source of funds has been deposits. In recent years, the Bank has attempted to employ certain strategies to manage the interest rate risk inherent in this asset/liability mix, including: (a) investing in securities with relatively short maturities or call dates; (b) maintaining and promoting, through various programs and strategies, a concentration of less interest rate sensitive "core deposits;" (c) emphasizing the origination or purchase and retention of adjustable-rate one- to four-family loans; (d) emphasizing the origination of commercial loans with short-term maturities; and (e) borrowing funds from the FHLB, which may be used to originate or purchase loans with similar anticipated cash flow characteristics. The Bank believes that the frequent re-pricing of its adjustable-rate mortgage loans and short-term securities, which reduces the exposure to interest rate fluctuations, will help stabilize the Bank's net interest margin.

The actual amount of time before mortgage loans and mortgage-backed securities are repaid can be significantly impacted by changes in mortgage prepayment rates and market interest rates. Mortgage prepayment rates will vary due to a number of factors, including the regional economy in the area where the underlying mortgages were originated, seasonal factors, demographic variables and the assumability of the underlying mortgages. However, the major factors affecting prepayment rates are prevailing interest rates, related mortgage refinancing opportunities and competition. The Bank monitors interest rate sensitivity so that it can make adjustments to its asset and liability mix on a timely basis.

Gap Analysis. The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring a bank's interest rate sensitivity "gap." An asset or liability is deemed to be interest rate sensitive within a specific time period if it will mature or re-price within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or re-pricing within a specific time period and the amount of interest-bearing liabilities maturing or re-pricing within that same time period.

At September 30, 2003, the Company's cumulative one-year gap position, which measures the difference between the amount of interest-earning assets maturing or re-pricing within one year, and interest-bearing liabilities maturing or re-pricing within one year, was a negative 16.11% of total assets. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. Accordingly, during a period of rising interest rates, an institution with a negative gap position generally would not be in as favorable a position, compared to an institution with a positive gap, to invest in higher yielding assets. The resulting yield on an institution's assets generally would increase at a slower rate than the increase in its cost of interest-bearing liabilities. Conversely, during a period of falling interest rates, an institution with a negative gap would tend to experience a re-pricing of its assets at a slower rate than its interest-bearing liabilities which, consequently, would generally result in its net interest income growing at a faster rate than an institution with a positive gap position.

The following table sets forth interest-earning assets and interest-bearing liabilities outstanding at September 30, 2003, which is anticipated by the Company, based upon certain assumptions, to re-price or mature in each of the future time periods shown. Except as stated below, the amount of assets and liabilities shown which re-price or mature during a particular period were determined in accordance with the earlier term to re-pricing/call date or the contractual maturity of the asset or liability. The table sets forth an approximation of the projected re-pricing of assets and liabilities at September 30, 2003, on the basis of contractual maturities, anticipated prepayments and scheduled rate adjustments within a three-month period and subsequent projected time intervals. The loan amounts in the table reflect principal balances expected to be redeployed and/or re-priced as a result of contractual amortization and as a result of contractual rate adjustments on adjustable-rate loans.

GAP Table

	Amounts Maturing or Re-pricing as of September 30, 2003							
	less than 3 months	3 to 6 months	6 months to 1 year	1 to 3 years	3 to 5 years	5 to 10 years	over 10 years	Total
Interest-earning Assets (1)				($ in thousands)				
Short-term investments (2)	$7,711	$0	$0	$0	$0	$0	$0	$7,711
Investment securities (3)	7,968	3,558	7,100	31,054	8,847	896	0	59,423
Mortgage and asset backed securities	0	0	156	692	2,728	6,394	19,447	29,417
Loans (4)	13,753	2,501	3,828	6,875	14,754	43,412	57,345	142,468
Total interest-earning assets	29,432	6,059	11,084	38,621	26,329	50,702	76,792	239,019
Interest-bearing Liabilities:								
NOW accounts (5)	1,909	1,909	1,909	1,910	0	0	11,456	19,093
Regular and other savings accounts (5)	11,763	11,763	11,763	11,762	0	0	70,577	117,628
Money market deposit accounts (5)	525	525	525	526	0	0	3,146	5,247
Certificate of deposit accounts	18,835	13,404	10,305	11,646	0	0	0	54,190
Federal Home Loan Bank borrowings (6)	0	0	2,500	5,000	0	2,000	0	9,500
Mortgage escrow deposits	208	0	0	0	0	0	0	208
Total interest-bearing liabilities	33,240	27,601	27,002	30,844	0	2,000	85,179	205,866
Interest sensitivity gap	($3,808)	($21,542)	($15,918)	$7,777	$26,329	$48,702	($8,387)	$33,153
Cumulative interest sensitivity gap	($3,808)	($25,350)	($41,268)	($33,491)	($7,162)	$41,540	$33,153	
Cumulative interest sensitivity gap as a percent of total assets	-1.49%	-9.90%	-16.11%	-13.08%	-2.80%	16.22%	12.94%	
Cumulative interest sensitivity gap as a percent of total interest-earning assets	-1.59%	-10.61%	-17.27%	-14.01%	-3.00%	17.38%	13.87%	
Cumulative interest sensitivity gap as a percent of total interest-bearing liabilities	-1.85%	-12.31%	-20.05%	-16.27%	-3.48%	20.18%	16.10%	

(1) Interest-earning assets are included in the period in which the balances are expected to be redeployed and/or re-priced as a result of anticipated prepayments, scheduled rate adjustments, call dates and contractual maturities.
(2) *Short-term Investments include federal funds, money market mutual funds and interest-earning amounts in the Federal Home Loan* Bank of Boston.
(3) Investment securities are at market value. Common stock and stock in the Federal Home Loan Bank of Boston is included in the less than 3 month column.
(4) Loans are principal balances, net of deferred loan costs/fees/discounts/premiums on purchased loans and unadvanced funds.
(5) 60% of NOW, regular and other savings and money market deposit accounts are included in the over ten year period and the remaining allocated evenly within the four intervals up to and including one to three years.
(6) Federal Home Loan Bank borrowings are categorized by contractual maturity date.

Certain shortcomings are inherent in the method of analysis presented in the Gap Table. For example, although certain assets and liabilities may have similar maturities or periods to re-price, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets such as adjustable-rate loans have features, which restrict changes in interest rates both on a short-term basis and over the life of the asset. Further, in the event of changes in interest rates, prepayment and early withdrawals, the level would likely deviate significantly from those assumed in calculating the table. Finally, the ability of many borrowers to service their adjustable-rate loans may decrease in the event of an interest rate increase.

The following table sets forth certain information relating to the Company's financial condition and net interest income at and for the years ended September 30, 2003, 2002, and 2001, and reflects the average yield on assets and average cost of liabilities for the periods indicated. Such yields and costs are derived by dividing interest and dividend income or interest expense by the average balance of assets or liabilities, respectively, for the periods shown. Average balances are derived from average daily balances. The yields include fees and costs, which are considered adjustments to yields.

	For the Year Ended September 30,								
	2003			2002			2001		
	Average Balance	Interest	Average Yield or Cost	Average Balance	Interest	Average Yield or Cost	Average Balance	Interest	Average Yield or Cost
	($ in thousands)								
Assets:									
Interest-earning assets:									
Short-term investments (1)	$12,671	$134	1.06%	$11,956	$209	1.75%	$11,781	$591	5.02%
Investment securities (2)	87,172	3,983	4.57%	68,194	4,068	5.97%	71,016	4,440	6.25%
Loans (3)	133,349	7,983	5.99%	136,118	9,594	7.05%	121,247	9,104	7.51%
Total interest-earning.assets	233,192	12,100	5.19%	216,268	13,871	6.41%	204,044	14,135	6.93%
Non-interest-earning assets	17,824			16,795			13,708		
Total assets	$251,016			$233,063			$217,752		
Liabilities and Equity:									
Interest-bearing liabilities:									
NOW accounts	$18,489	29	0.16%	$17,032	73	0.43%	$16,353	83	0.51%
Savings accounts (4)	106,868	1,500	1.40%	86,667	1,899	2.19%	74,646	2,344	3.14%
Money market deposit accounts	5,567	69	1.24%	5,903	101	1.71%	5,196	102	1.96%
Certificate of deposit accounts	59,911	1,673	2.79%	63,848	2,509	3.93%	61,019	3,345	5.48%
Total interest-bearing deposits	190,835	3,271	1.71%	173,450	4,582	2.64%	157,214	5,874	3.74%
Borrowed funds	9,500	610	6.42%	11,677	776	6.65%	16,178	1,053	6.51%
Total interest-bearing liabilities	200,335	3,881	1.94%	185,127	5,358	2.89%	173,392	6,927	4.00%
Non-interest bearing deposits	20,108			18,156			16,315		
Other non-interest-bearing liabilities	2,047			2,517			2,597		
Total non-interest-bearing liabilities	22,155			20,673			18,912		
Total liabilities	222,490			205,800			192,304		
Total stockholders' equity	28,526			27,263			25,448		
Total liabilities and stockholders' equity	$251,016			$233,063			$217,752		
Net interest income		$8,219			$8,513			$7,208	
Net interest rate spread (5)			3.25%			3.52%			2.93%
Net interest margin (6)			3.52%			3.94%			3.53%
Ratio of interest-earning assets to interest-bearing liabilities			116.40%			116.82%			117.68%

(1) Short-term investments include federal funds, money market mutual funds and interest earning amounts in the Federal Home Loan Bank of Boston.
(2) All investment securities are considered available for sale.
(3) Loans are net of deferred loan origination costs/fees, allowance for loan losses, discount/premium on purchased loans and unadvances funds.
(4) Savings accounts include the balance in mortgagors' escrow accounts.
(5) Net interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest bearing liabilities.
(6) Net interest margin represents net interest income as a percentage of average interest-earning assets.

The following table presents the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected our interest income and interest expense during the years indicated. Information is provided in each category with respect to:

- changes attributable to changes in volume (changes in volume multiplied by prior rate);
- changes attributable to changes in rate (changes in rate multiplied by prior volume); and
- the net change.

The changes attributable to the combined impact of volume and rate have been allocated proportionately to the changes due to volume and the changes due to rate.

	Year Ended September 30, 2003 Compared to Year Ended September 30, 2002 Increase (Decrease)			Year Ended September 30, 2002 Compared to Year Ended September 30, 2001 Increase (Decrease)		
	Due to			Due to		
	Volume	Rate	Total	Volume	Rate	Total
	($ In thousands)					
Interest-earning assets:						
Short-term investments (1)	$12	($87)	($75)	$9	($391)	($382)
Investment securities (2)	988	(1,073)	(85)	(173)	(199)	(372)
Loans (3)	(192)	(1,419)	(1,611)	1,071	(581)	490
Total interest-earning assets	808	(2,579)	(1,771)	907	(1,171)	(264)
Interest-bearing liabilities:						
NOW accounts	6	(50)	(44)	3	(13)	(10)
Savings accounts (4)	380	(779)	(399)	338	(783)	(445)
Money market deposit accounts	(5)	(27)	(32)	13	(14)	(1)
Certificate of deposit accounts	(147)	(689)	(836)	149	(985)	(836)
Total interest-bearing deposits	234	(1,545)	(1,311)	503	(1,795)	(1,292)
Borrowed funds	(141)	(25)	(166)	(299)	22	(277)
Total interest-bearing liabilities	93	(1,570)	(1,477)	204	(1,773)	(1,569)
Net change in net interest income	$715	($1,009)	($294)	$703	$602	$1,305

(1) Short-term investments include federal funds, money market mutual funds and interest earning amounts in the Federal Home Loan Bank of Boston.
(2) All investment securities are considered available for sale.
(3) Loans are net of deferred loan origination costs/fees, allowance for loan losses, discounts/premiums on purchased loans and unadvanced funds.
(4) Savings accounts include the balance in mortgagors' escrow accounts.

Comparison of Financial Condition at September 30, 2003 and September 30, 2002

As a result of continued growth in deposits, the Company's total assets increased by $14.8 million, or 6.2%, to $256.1 million at September 30, 2003 from $241.3 million at September 30, 2002. As a result of a strong housing market, much of the increase in assets occurred in loans, which increased by $8.7 million, or 6.5%, to $141.6 million at September 30, 2003. Within the loan category, gross real estate loans increased by approximately 8%. Securities available for sale and cash and cash equivalents increased by $4.6 million, or 4.8%, to $99.5 million at September 30, 2003, compared to $94.9 million at September 30, 2002 due primarily to the investment of funds provided from deposit growth. The Company reduced its investments in lower yielding Federal funds sold and short-term investments and reinvested those funds, along with some funds provided from the increase in deposits, into securities available for sale. Banking premises and equipment increased 21.4%, to $6.7 million at September 30, 2003, from $5.5 million at September 30, 2002, primarily as a result of the completion of construction of the Bank's new 23 Maple Avenue, Shrewsbury branch. Asset quality remained strong, with $634 thousand of non-performing assets at September 30, 2003. During the year, the Bank relocated its 19 Maple Avenue branch to the newer and larger 23 Maple Avenue branch.

Total deposits increased by $13.8 million, or 6.8%, to $215.9 million at September 30, 2003 from $202.1 million at September 30, 2002. Most of this increase was attributable to increases in variable-rate tiered, regular savings and NOW accounts. Certificate of deposit accounts declined during this period and reflect customer preferences to place their maturing deposits in non-certificate accounts that offer more liquidity.

Total stockholders' equity increased by $729 thousand, or 2.6%, to $28.7 million at September 30, 2003 from $28.0 million at September 30, 2002. This increase was mainly due to net income of $966 thousand for fiscal year ended September 30, 2003, less the payment of cash dividends of $.20 per share, or a total of $317 thousand.

Comparison of Financial Condition at September 30, 2002 and September 30, 2001

As a result of continued growth in deposits, the Company's total assets increased by $15.6 million, or 6.91%, to $241.3 million at September 30, 2002 from $225.7 million at September 30, 2001. Net loans during this period declined by $2.1 million, or 1.54%, to $132.9 million at September 30, 2002, from $135.0 million at September 30, 2001. The loan decline was primarily due to a net decline in fixed-rate mortgage loans on real estate, as a result of the current low interest rate environment that encouraged increased loan payoffs and refinancing. Securities available for sale and cash and cash equivalents increased by $15.4 million, to $94.9 million at September 30, 2002 as compared to $79.5 million at September 30, 2001 due primarily to the investment of funds provided from deposit growth. Banking premises and equipment increased by $2.7 million to $5.5 million at September 30, 2002 as compared to $2.9 million at September 30, 2001 primarily as a result of the completion of the Company's administrative office building and progress payments made on the construction of a branch office in the town of Shrewsbury, Massachusetts. Asset quality remained strong, with $140 thousand of non-performing assets at September 30, 2002.

Total deposits increased by $17.0 million, or 9.17%, to $202.1 million at September 30, 2002 from $185.1 million at September 30, 2001. Most of this increase was attributable to increases in variable-rate tiered accounts and regular savings accounts. In the current low interest rate and volatile investment environment, deposit customers preferred to place their deposits in stable accounts that offer higher liquidity. As a result of the payment of outstanding advances from the Federal Home Loan Bank of Boston, advances declined by $2.5 million during this period.

Total stockholders' equity increased by $1.1 million, or 4.00%, to $28.0 million at September 30, 2002 from $26.9 million at September 30, 2001. This increase is mainly due to net income of $979 thousand for fiscal year ended September 30, 2002, plus a $715 thousand increase in net unrealized gains on securities considered available for sale. Alternatively, stockholders' equity was reduced by the payment of cash dividends $0.20 per share, or a total of $316 thousand and a $475 thousand purchase of 22,139 shares of the Company's common stock by the Recognition and Retention Plan ("RRP") Trust.

Comparison of Operating Results for the Years Ended September 30, 2003 and 2002

Net Income. The Company reported earnings per share (dilutive) for the fiscal year ended September 30, 2003 of $0.62 on net income of $966 thousand, as compared to $979 thousand, or $0.63 per share (dilutive), for year ended September 30, 2002. The Company's return on average assets was .38% for year ended September 30, 2003 as compared to .42% for year ended September 30, 2002.

Interest and Dividend Income. Interest and dividend income declined by $1.8 million, or 12.8%, to $12.1 million for the year ended September 30, 2003 from $13.9 million for the year ended September 30, 2002. The decrease in interest and dividend income was mainly the result of a decline in the earnings rate earned on interest-earning assets offset, to a lesser extent, by an increase in the volume of interest earning assets. The average rate earned on interest earning assets was 5.19% on average earning assets of $233.2 million and 6.41% on average interest-earning assets of $216.3 for the years ended September 30, 2003 and 2002, respectively. The generally declining interest rate environment translated into reduced rates earned on loans, investment securities and short-term investments. Additionally, many loan customers renegotiated their existing loan interest rate that, accordingly, lowered the interest rate earned by the Company on those loans.

The average balance of loans for the year ended September 30, 2003 was $133.3 million, earning 5.99% for the year. This compares to an average balance of loans for the year ended September 30, 2002 of $136.1 million, earning 7.05% for the year. The average balance of investment securities for the year ended September 30, 2003 was $87.2 million, earning 4.57% for the year. This compares to an average balance of investments for the year ended September 30, 2002 of $68.2 million, earning 5.97% for the year. Finally, the average balance of short-term investments for the year ended September 30, 2003 was $12.7 million, earning 1.06% for the year. This compares to an average balance of short-term investments for the year ended September 30, 2002 of $12.0 million, earning 1.75% for the year.

Interest Expense. Interest expense declined by $1.5 million, or 27.6%, to $3.9 million for the year ended September 30, 2003 from $5.4 million for the year ended September 30, 2002. Interest expense declined mainly due to a decline in the average rate paid on interest-bearing liabilities offset, to a lesser extent, by an increase in the average volume of interest-bearing liabilities. The average volume of interest-bearing deposits increased to $190.8 million with a cost of 1.71% for the year ended September 30, 2003 as compared to $173.5 million with a cost of 2.64% for the year ended September 30, 2002. The average volume of borrowed funds from the FHLB decreased during the year ended September 30, 2003 to $9.5 million, with a cost of 6.42%, from an average balance of $11.7 million, with a cost of 6.65% for the year ended September 30, 2002.

Net Interest Income. During the year, the Company experienced interest rate spread compression, where the rates earned on its interest-earning assets declined more that the rates paid on its interest-bearing liabilities. The Company's net interest rate spread declined to 3.25% for the year ended September 30, 2003 from 3.52% for the year ended September 30, 2002. Net interest income declined by $294 thousand for the year ended September 30, 2003, or 3.5%, to $8.2 million, from $8.5 million, for the year ended September 30, 2002. The decline was attributed to the combination of a decrease of $1.8 million in total interest and dividend income offset, to a lesser extent, by a decrease of $1.5 million in total interest expense.

Provision for Loan Losses. The Company's provision for loan losses for the year ended September 30, 2003 was $0 as compared to an $8 thousand provision for the year ended September 30, 2002 which management feels is reasonable considering the general decline in loan balances over the year and its continued strong loan quality. The provision for loan losses is a result of management's periodic analysis of risks inherent in its loan portfolio from time to time, as well as the adequacy of the allowance for loan losses. It is the Bank's policy to provide valuation allowances for estimated losses on loans based upon past loss experience, current trends in the level of delinquent and specific problem loans, loan concentrations to single borrowers, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions in our market area. Accordingly, the evaluation of the adequacy of the allowance for loan losses is not based directly on the level of non-performing loans. The allowance for loan losses, in management's opinion, is sufficient to cover losses in the Bank's loan portfolio at this time. As the Bank expands its commercial lending activities, management believes that growth in the provision for loan losses may be likely. Additionally, while the Bank believes it continues to have excellent loan quality, with $634 thousand of non-accrual loans and non-performing assets at September 30, 2003, the Bank recognizes that it is located in a market and geographic area that is considered in the high technology and financial services belt and, most likely, the Bank's allowance for loan loss will reflect the relative health of these economic sectors. While Bank management believes that its current level of allowance for loan losses is adequate, there can be no assurance that the allowance will be sufficient to cover loan losses or that future adjustments to the allowance will not be necessary if economic and/or other conditions differ substantially from the economic and other conditions considered by management in evaluating the adequacy of the current level of the allowance.

Other Income. Other income consists primarily of fee income for bank services, gains and losses from the sale of securities and income from bank-owned life insurance. For the year ended September 30, 2003, the Company reported a net gain on the sale of securities of $121 thousand as compared to a net loss on the sale of securities of $466 thousand for the year ended September 30, 2002. During the quarter ended September 30, 2003, the Company sold, at a capital loss, certain common stock holdings. The resultant capital loss will receive favorable tax treatment, since the Company will be able to carry back the current year capital loss three years, to a period in which it had paid taxes on capital gains. The capital loss was more than offset by ordinary gains from the sale of certain corporate and federal agency securities. As a result of the common stock sales, the Company significantly reduced the balance of marketable equity securities to $2.5 million at September 30, 2003, from $4.9 million, at September 30, 2002. Additionally, the unrealized gain on marketable equity securities at September 30, 2003 was approximately $47 thousand as compared to an unrealized loss on marketable securities of $666 thousand at September 30, 2002.

With regard to the Company's common stock holdings, its internal investment policy requires it to either write-down to market value, or sell, any common stock issue that has sustained a continuous decline in market value of 50% or more, for a period of 9 months or more. At September 30, 2003, no common stock met such criteria. Although the management of the Bank believes that it has established and maintained an adequate accounting policy as it relates to investment impairment, such judgments involve a higher degree of complexity and require management to make difficult and subjective judgments that often require assumptions or estimates about highly uncertain matters. Changes in these judgments, assumptions or estimates could cause reported results to differ materially. This critical policy and its application are periodically reviewed with the Audit Committee and our Board of Directors.

Also, during the year ended September 30, 2003, income from customer service fees increased by $124 thousand, or 28.2%, to $563 thousand primarily as a result of an increase in income from the sale of non-deposit investment products and fees earned on ATM transactions. Gains on the sale of mortgages increased by $33 thousand and miscellaneous income declined by $26 thousand to $174 thousand for the year ended September 30, 2003 mainly due to a decline in rates earned on bank-owned life insurance.

Operating Expenses. Operating expenses increased by $167 thousand, or 2.2%, to $7.6 million for year ended September 30, 2003 as compared to $7.4 million for year ended September 30, 2002. The primary reasons for this increase were general salary increases and benefit expenses relating to retirement and health insurance. In addition to general increases in base pay, salary expenses and related benefit expense also increased due to a higher level of incentive compensation paid to commissioned employees from the sale of non-insured investment products and from the origination of mortgage loans. The company also offers its employees and retirees medical and dental insurance and they share in the cost of such insurance premiums. Premium expense for medical insurance, in particular, increased during the year. Also, the Company offers its employees a defined benefit retirement plan and, as a result of a general decline in the market value of the underlying retirement assets and other retirement variables, the cost of offering this retirement plan also increased during the year. In addition, the Company offers its employees a 401(k) savings plan that encourages employees to save for their retirements. As part of that encouragement, the Company increased its match of employee contributions. In January 2003, the Company contributed 50% of the first 6% of employee contributions to the plan, up from 25% of the first 4% of employee contributions. Occupancy and equipment expenses increased by 17.3%, to $1.3 million for the year ended September 30, 2003 compared to $1.1 million for year ended September 30, 2002. Much of that increase was related to variable expenses relating to snow removal and landscaping, and some fixed expenses relating real estate taxes and building and equipment depreciation on the Bank's expanded main office and new Shrewsbury branch office. Data processing expenses declined $98 thousand, or 14.0%, to $603 thousand for the year ended September 30, 2003 as compared to $701 thousand for the year ended September 30, 2002 due primarily to absence of conversion-related expenses in the current year. Advertising expenses declined $15 thousand, or 6.8%, to $205 thousand for the year ended September 30, 2003 as compared to $220 thousand for the year ended September 30, 2002 due primarily to the more effective and timely use of in-house, computer-based programs for the design and production of marketing, promotional and advertising media. Other general and administrative expenses increased $37 thousand, or 3.0%, to $1.3 million for the year ended September 30, 2003 due primarily to higher costs associated with directors and officers, blanket bond and property and casualty insurance, in addition to general increases in costs associated with forms, other supplies and inter-branch courier services.

Income Taxes. Primarily reflecting the higher level of income before income taxes, the provision for income taxes increased by $278 thousand to $531 thousand for the year ended September 30, 2003 as compared to $253 thousand for the year ended September 30, 2002, resulting in an effective income tax rate of 35.47% and 20.54% for the years ended September 30, 2003 and 2002, respectively. The Bank utilizes a security corporation to substantially reduce state income taxes and receives the benefit of a dividends received deduction on common stock and receives favorable tax treatment from the increase in cash surrender value of bank-owned life insurance. There were a number of factors that caused the increase in the effective income tax rate. For the recent year ended September 30, 2003, the Bank continued to reduce its level of common stock investments, and, therefore, reduced the benefits associated with the dividends received deduction on common stock and filed amended tax returns with respect to a dividends received deduction taken in prior years on serial trust preferred securities. Additionally, during the year ended September 30, 2003, in response to the general decline in market interest rates, the rate of increase in cash surrender value of bank-owned life insurance declined, resulting in a reduction of the favorable tax treatment.

Comparison of Operating Results for the Years Ended September 30, 2002 and 2001

Net Income. The Company reported earnings per share (dilutive) for the fiscal year ended September 30, 2002 of $0.63 on net income of $979 thousand. For the year ended September 30, 2001, the Company reported earnings per share (dilutive) of $0.90 on net income of $1.4 million. The $419 thousand decline in net income was primarily the result of current year net losses on the sale of securities, a decline of income from customer service fees, an increase in operating expenses and a decline in the cumulative effect of a change in accounting principle. These areas were offset, to a lesser extent, by an increase in net interest income. The Company's return on average assets for the year ended September 30, 2002 was 0.42% compared to 0.64% for the year ended September 30, 2001.

Interest and Dividend Income. Interest and dividend income declined by $264 thousand or 1.87%, to $13.9 million for the year ended September 30, 2002 from $14.1 million for the year ended September 30, 2001. The decrease in interest and dividend income was mainly the result of a decline in the earnings rate earned on interest-earning assets offset, to a lesser extent, by an increase in the volume of interest-earning assets. The average rate earned on interest-earning assets was 6.41% on average earning assets of $216.3 million and 6.93% on average interest-earning assets of $204.0 for the years ended September 30, 2002 and 2001, respectively. The Federal Reserve Bank's, Federal Open Market Committee, ("FOMC") reduced the discount rate by 1.25 percentage points during the fiscal year ended September 30, 2002. This generally declining interest rate environment translated into declining rates earned on loans, investment securities and short-term investments. Additionally, some loan customers renegotiated existing loan rates that, accordingly, lowered rates earned by the Company on those loans.

The average balance of loans for the year ended September 30, 2002 was $136.1 million, earning 7.05% for the year. This compares to an average balance of loans for the year ended September 30, 2001 of $121.2 million, earning 7.51% for the year. The average balance of investment securities for the year ended September 30, 2002 was $68.2 million, earning 5.97% for the year. This compares to an average balance of investments for the year ended September 30, 2001 of $71.0 million, earning 6.25% for the year. Finally, the average balance of short-term investments for the year ended September 30, 2002 was $12.0 million, earning 1.75% for the year. This compares to an average balance of short-term investments for the year ended September 30, 2001 of $11.8 million, earning 5.02% for the year.

Interest Expense. Interest expense declined by $1.6 million, or 22.65%, to $5.4 million for the year ended September 30, 2002 from $6.9 million for the year ended September 30, 2001. Interest expense declined mainly due to a decline in the average rate paid on interest-bearing liabilities offset, to a lesser extent, by an increase in the average volume of interest-bearing liabilities. The previously mentioned FOMC interest rate reductions allowed the Company to reduce rates paid on NOW, savings, money market deposit and certificates of deposit accounts. The average volume of interest-bearing deposits increased to $173.5 million with a cost of 2.64% for the year ended September 30, 2002 as compared to $157.2 million with a cost of 3.74% for the year ended September 30, 2001. The average volume of borrowed funds from the FHLB decreased during the year ended September 30, 2002 to $11.7 million, with a cost of 6.65%, from an average balance of $16.2 million, with a cost of 6.51% for the year ended September 30, 2001.

Net Interest Income. Generally declining interest rates resulted in a decline in the Company's interest expenses on deposits and borrowings and, to a lesser extent, to a decline in interest income on loans and investments. Net interest income increased by $1.3 million for the year ended September 30, 2002, or 18.10%, to $8.5 million from $7.2 million for the year ended September 30, 2001. The increase is attributed to the combination of a decrease of $1.6 million in total interest expense offset, to a lesser extent, by a decrease of $264 thousand in total interest and dividend income. The Bank's net interest rate spread increased to 3.52% for the year ended September 30, 2002 from 2.93% for the comparative year ended September 30, 2001.

The average yield on interest-earning assets declined to 6.41% for the year ended September 30, 2002 as compared to 6.93% for the year ended September 30, 2001 and the average volume of interest-earning assets increased to $216.3 million for the year ended September 30, 2002 as compared to $204.0 million for the year ended September 30, 2001. The average cost of interest-bearing liabilities declined to 2.89% for the year ended September 30, 2002, from 4.00% for the year ended September 30, 2001. The average volume of interest-bearing liabilities increased to $185.1 million for the year ended September 30, 2002 as compared to $173.4 million for the year ended September 30, 2001.

Provision for Loan Losses. The Company recorded an $8 thousand provision for loan losses for the year ended September 30, 2002 as compared to a $48 thousand provision for the year ended September 30, 2001. The provision for loan losses is a result of management's periodic analysis of risks inherent in its loan portfolio from time to time, as well as the adequacy of the allowance for loan losses. It is the Bank's policy to provide valuation allowances for estimated losses on loans based upon past loss experience, current trends in the level of delinquent and specific problem loans, loan concentrations to single borrowers, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions in our market area. Accordingly, the evaluation of the adequacy of the allowance for loan losses is not based directly on the level of non-performing loans. The allowance for loan losses, in management's opinion, is sufficient to cover losses in the Bank's loan portfolio at this time. As the Bank expands its commercial lending activities, management believes that growth in the provision for loan losses may be likely. Additionally, while the Bank believes it has excellent loan quality, with $140 thousand of non-accrual loans and non-performing assets at September 30, 2002, the Bank recognizes that it is located in a market and geographic area that is considered in the high technology and financial services belt. The Bank's loan portfolio is representative of such demographics. Unemployment rates in Massachusetts and its area have increased and commercial property vacancy rates have also risen. While Bank management believes that its current level of allowance for loan losses is adequate, there can be no assurance that the allowance will be sufficient to cover loan losses or that future adjustments to the allowance will not be necessary if economic and/or other conditions differ substantially from the economic and other conditions considered by management in evaluating the adequacy of the current level of the allowance.

Other Income. Other income consists primarily of fee income for bank services, gains and losses from the sale of securities and income from bank-owned life insurance. For the year ended September 30, 2002, the Company reported a net loss on the sale of securities of $466 thousand as compared to a net gain on the sale of securities of $710 thousand for the year ended September 30, 2001. During the quarter ended September 30, 2002, the Company sold, at a loss, certain common stock holdings of financial services and technology companies. The resultant capital loss will receive favorable tax treatment, since the Company will be able to carry back the current year loss three years, to a period in which it had paid taxes on capital gains. With regard to the Company's common stock holdings, its internal investment policy requires it to either write-down to market value, or sell, any common stock issue that has sustained a continuous decline in market value of 50% or more, for a period of 9 months or more. While the aforementioned common stock sales did not meet the criteria for such write-down or sale at September 30, 2002, the Company felt such common stock was nearing the 9-month measurement period, and it decided to incur such losses to utilize the previously mentioned three-year tax loss carry-back, which would have expired at the end on its September 30, 2002 tax year. Although the management of the Bank believes that it has established and maintained an adequate accounting policy as it relates to investment impairment, such judgments involve a higher degree of complexity and require management to make difficult and subjective judgments that often require assumptions or estimates about highly uncertain matters. Changes in these judgments, assumptions or estimates could cause reported results to differ materially. This critical policy and its application are periodically reviewed with the Audit Committee and our Board of Directors. Also, during the year ended September 30, 2002, income from customer service fees declined by $219 thousand as compared to the previous year primarily as a result of a decline in income from the sale of non-deposit investment products. Miscellaneous income increased by $40 thousand to $200 thousand for the year ended September 30, 2002 mainly due to an increase in income from bank-owned life insurance.

Operating Expenses. Operating expenses increased by $469 thousand, to $7.4 million for the year ended September 30, 2002 as compared to $7.0 million for the previous year ended September 30, 2001 primarily as a result of increases in salaries and benefits expenses, increases in data processing expenses relating to the Company's recent conversion to an enhanced data processing and information system and also due to its move into the addition to the Bank's main office. These expenses were offset, to a lesser extent, by a decline in marketing expenses, professional fees and other general and administrative expenses. Salary and employee benefits expenses increased by $319 thousand, or 8.93%, to $3.9 million for the year ended September 30, 2002 as compared to $3.6 million for the year ended September 30, 2001. Most of this increase was a result of staff additions, the use of temporary help, normal salary increases for existing staff, increases in health insurance premiums, incentive payments for staff involved in the Bank's data processing conversion and increases in retirement benefit costs. Occupancy and equipment expenses increased by $117 thousand, or 11.94%, to $1.1 million for the year ended September 30, 2002 as compared to $1.0 million for the year ended September 30, 2001. During the recent year, the Company moved into its addition to the main office and, as a result, depreciation, maintenance, equipment, utility and related costs increased from the previous year. Data processing expenses increased by $252 thousand, or 56.12%, to $701 thousand for the year ended September 30, 2002 as compared to $449 thousand for the year ended September 30, 2001. The Company converted to a new data processing system in March 2002, and one-time, non-recurring conversion costs of $44 thousand related to that conversion. Marketing expenses declined by $65 thousand, to $220 thousand for the year ended September 30, 2002 mainly due to the increased in-house production of marketing materials. Professional fees declined by $54 thousand, to $282 thousand for the year ended September 30, 2002 due to a decline in the level of legal expenses. Other general and administrative expenses declined by $100 thousand, to $1.3 million for the year ended September 30, 2002 mainly as a result of a decrease in costs associated with outside consulting services.

Income Taxes. Reflecting the lower level of income before income taxes and cumulative change in accounting principle, the provision for income taxes declined by $223 thousand to $253 thousand for the year ended September 30, 2002 as compared to $476 thousand for the year ended September 30, 2001, resulting in an effective tax rate of 20.54% and 27.56% for the years ended September 30, 2002 and 2001, respectively. The Bank utilizes security corporations to substantially reduce state income taxes and receives the benefit of a dividends received deduction on common stock. Additionally, the Bank receives favorable tax treatment from the increase in the cash surrender value of bank-owned life insurance.

Liquidity and Capital Resources

The term "liquidity" refers to the Bank's ability to generate adequate amounts of cash to fund loan originations, deposit withdrawals and operating expenses. The Bank's primary sources of funds are deposits, scheduled amortization and prepayments of loan principal and mortgage-backed securities, maturities and calls of investment securities and funds provided by the Bank's operations. From time to time, the Bank has utilized borrowing from the FHLB as part of its management of interest rate risk. At September 30, 2003, the Bank had $9.5 million in outstanding borrowings.

The Bank generally makes loan commitments to borrowers not exceeding 45 days. At September 30, 2003, the Bank had $7.5 million in loan commitments outstanding, primarily for the origination of one- to four-family residential real estate loans, commercial loans and commercial real estate loans. Unadvanced funds on home equity lines of credit and commercial lines of credit at September 30, 2003 represented $11.4 million and $1.2 million, respectively. Total deposits increased $13.8 million, $17.0 million and $21.7 million, during the years ended September 30, 2003, 2002 and 2001, respectively. The level of deposit flows is affected by interest rates offered by the Bank, products offered by competitors and other factors. Certificate of deposit accounts scheduled to mature within one year were $42.5 million at September 30, 2003. Based on the Bank's deposit retention experience and current pricing strategy, the Bank anticipates that a significant portion of these certificates of deposit will remain with the Bank. The Bank is committed to maintaining a strong liquidity position; therefore, it monitors its liquidity position on a daily basis. The Bank also periodically reviews liquidity information prepared by the Federal Deposit Insurance Corporation (the "FDIC"), Depositors Insurance Fund and other available reports that compare the Bank's liquidity with banks in its peer group. The Bank anticipates that it will have sufficient funds to meet its current funding commitments. Further, the Bank does not have any balloon or other payments due on any long-term obligations other than the commitments.

The following table shows the Leverage ratio, Tier 1 risk-based capital and Total risk-based capital ratios, for the Bank and consolidated Company, at September 30, 2003:

		As of September 30, 2003			
		Actual Capital Amount	Percent of Assets (1)	Minimum For Capital Adequacy Purposes	Percent of Assets
		(Dollars in thousands)			
Total risk-based capital	Bank	$ 27,286	19.95%	$ 10,942	8.00%
	Company	$ 28,291	20.68%	$ 10,944	8.00%
Tier 1 risk-based capital	Bank	$ 26,374	19.28%	$ 5,471	4.00%
	Company	$ 27,380	20.02%	$ 5,472	4.00%
Tier 1 leverage capital	Bank	$ 26,374	10.59%	$ 7,472	3.00%
	Company	$ 27,380	10.91%	$ 10,041	4.00%

(1) For purposes of calculating Total risk-based capital and Tier 1 risk-based capital, assets are based on total risk-weighted assets. In calculating Tier 1 leverage capital, assets are based on adjusted total average assets.

At September 30, 2003, the Bank was considered "well capitalized" under FDIC guidelines.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Impact of Inflation and Changing Prices

The consolidated financial statements and accompanying notes presented here have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). GAAP generally requires the measurement of financial position and operating results in terms of historical dollars without consideration for changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike industrial companies, the Company's assets and liabilities are primarily monetary in nature. As a result, changes in market interest rates have a greater impact on performance than do the effects of inflation.

Critical Accounting Policies

The Notes to our Audited Consolidated Financial Statements for the year ended September 30, 2003 included in our Annual Report contain a summary of our significant accounting policies. We believe our policies with respect to the methodology for our determination of the allowance for loan losses, asset impairment judgments and other-than-temporary declines in the value of our securities, involve a higher degree of complexity and require management to make difficult and subjective judgments, which often require assumptions or estimates about highly uncertain matters. Changes in these judgments, assumptions or estimates could cause reported results to differ materially. The Audit Committee and our Board of Directors periodically review these critical policies and their application.

Directors of the Company and the Bank

James N. Ball is the sole owner of Secure Futures, Inc., which has operated in Westborough for nearly 20 years (as a sole proprietor prior to 1999). Mr. Ball is a financial services specialist and a member of the National Association of Securities Dealers. Mr. Ball assists individuals and small business owners in a broad range of financial decision-making. Mr. Ball is the son of Nelson P. Ball, also a member of the Board of Directors.

Nelson P. Ball is the owner of Ball Financial Services, Co., located in Westborough, Massachusetts. He has served as a financial services consultant for over 38 years. Mr. Ball is the father of James N. Ball, also a member of the Board of Directors.

Edward S. Bilzerian is retired from Bilzerian Consulting Group, Inc., a privately held company located in Worcester, Massachusetts, specializing in small business turnarounds, where he served as President. Prior to that, he was Vice President of Marketing and Finance at Bay State Abrasive's Division of Dresser Industries. He has been self-employed for over 17 years. Mr. Bilzerian also serves as a member of the Worcester Airport Commission and is Chairman of the Worcester Health and Hospital Authority.

Nancy M. Carlson is the owner and president of Suburban Staffing, Inc., a staffing firm located in Westborough, Massachusetts. She has worked at Suburban Staffing, Inc. since 1986 and purchased the company in 1994. She is also an investment partner and facilitator for Data Transitions, Inc., a Westborough company that specializes in managing data from incompatible applications. She has served on the Board of Directors of the Corridor Nine Area Chamber of Commerce since 1994 and has been President for two years.

David E. Carlstrom has served as President of Carlstrom Pressed Metal Co., Inc. for over 25 years. Carlstrom Pressed Metal is a contract manufacturer of light and heavy metal stampings located in Westborough, Massachusetts.

John L. Casagrande has served as the Senior Vice President and Chief Financial Officer of Westborough Bank since 1993 and of Westborough Financial Services since its inception in 2000. He joined Westborough Bank after having been employed as a senior bank officer and certified public accountant for over 15 years at various times by several financial institutions (including mutual and stock institutions) and the accounting firm of Peat Marwick. Mr. Casagrande has been serving as Clerk of Westborough Financial Services since 2001. Mr. Casagrande serves as a director of the Massachusetts Bank Insurance Association, a division of the Massachusetts Bankers Association.

Benjamin H. Colonero, Jr. has served as chief financial officer and executive director in the healthcare industry for over 20 years. Mr. Colonero is currently the executive director of the Westborough campus of the Salmons Family of Services, which serves the health and social needs of over 400 seniors.

William W. Cotting, Jr. has been an attorney in private practice for over 20 years. His practice is located in Northborough, Massachusetts.

Robert G. Daniel was employed in various capacities, including President and Treasurer, at Carlson Daniel Insurance Agency, Inc., located in Westborough, Massachusetts from 1958 to 1994. Mr. Daniel sold insurance from 1994 to 1996 for Allied American Agency following its acquisition of Carlson Daniel Insurance. From 1996 to 1999, Mr. Daniel served as President and Treasurer of Westborough Insurance Agency, Inc., a non-active corporation used as a vehicle for payments from Allied American as negotiated in connection with the acquisition of Carlson Daniel. Westborough Insurance Agency, Inc. dissolved in 1999.

Walter A. Kinell, Jr. has served as Chairman of the Board for Westborough Bank since 1994 and for Westborough Financial Services since its inception in 2000. Mr. Kinell joined Westborough Bank in 1959 as an assistant treasurer, became President and Chief Executive Officer in 1969 and retired from this position in 1994.

Robert A. Klugman, M.D., F.A.C.P. has practiced general medicine in Westborough, Massachusetts for over 20 years. Dr. Klugman is currently an Associate Professor of Clinical Medicine at the University of Massachusetts Medical School as well as Division Chief of Community Internal Medicine at the UMASS/Memorial.

Roger B. Leland has practiced estate, tax and real estate law at Leland Law Associates for over 30 years. During that time, he also served as an insurance broker, selling life and casualty insurance products, through Leland Insurance Agency, Inc. Leland Law Associates and Leland Insurance Agency are located in Northborough, Massachusetts.

Joseph F. MacDonough has served as President and Chief Executive Officer of Westborough Bank since 1994 and of Westborough Financial Services since its inception in 2000. He joined Westborough Bank in 1981 and served as Vice President and Treasurer until his appointment as President. Mr. MacDonough serves on the Board of Directors of the Massachusetts Bankers Association.

Paul F. McGrath is a certified public accountant and has served as President of Mottle McGrath Braney & Flynn, P.C. for over ten years. Mottle McGrath is a certified public accounting firm, located in Worcester, Massachusetts, that provides accounting, tax and business advisory services throughout central New England.

Charlotte C. Spinney is a retired social studies teacher. She taught at Westborough High School for 41 years and, during that time, she created the curriculum for the community service component of the school's Sociology course.

Phyllis A. Stone had served as Vice President and Treasurer of Comey Oil Co., Inc., located in Westborough, Massachusetts, for 13 years prior to her retirement in 2001. She had served in various other capacities within Comey Oil for over 30 years. She is currently President of Schenker Properties, Inc., a real estate holding company based in Westborough, Massachusetts. She is past Treasurer of the Regatta Point Community Sailing Inc. of Worcester, Massachusetts.

James E. Tashjian is a partner in the law firm of Tashjian, Simsarian & Wickstrom, located in Worcester, Massachusetts. He has engaged in the general practice of law for over 30 years.

WOLF
& COMPANY, P.C.

Certified Public Accountants
and Business Consultants

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders of
Westborough Financial Services, Inc.

We have audited the accompanying consolidated balance sheets of Westborough Financial Services, Inc. and subsidiary as of September 30, 2003 and 2002, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended September 30, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Westborough Financial Services, Inc. and subsidiary as of September 30, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2003, in conformity with accounting principles generally accepted in the United States of America.

Wolf & Company, P.C.

Boston, Massachusetts
October 30, 2003

a member of
POLARIS™ INTERNATIONAL

99 High Street • Boston, Massachusetts • 02110-2320 • Phone 617-439-9700 • Fax 617-542-0400
1500 Main Street • Suite 1908 • Springfield, Massachusetts • 01115 • Phone 413-747-9042 • Fax 413-739-5149
www.wolfandco.com

WESTBOROUGH FINANCIAL SERVICES, INC.

CONSOLIDATED FINANCIAL STATEMENTS

Years Ended September 30, 2003, 2002 and 2001

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
WESTBOROUGH FINANCIAL SERVICES, INC.

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders of
Westborough Financial Services, Inc.

We have audited the accompanying consolidated balance sheets of Westborough Financial Services, Inc. and subsidiary as of September 30, 2003 and 2002, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended September 30, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Westborough Financial Services, Inc. and subsidiary as of September 30, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2003, in conformity with accounting principles generally accepted in the United States of America.

Wolf & Company, P.C.

Boston, Massachusetts
October 30, 2003

WESTBOROUGH FINANCIAL SERVICES, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

September 30, 2003 and 2002

(Dollars in thousands)

ASSETS

	2003	2002
Cash and due from banks	$ 4,190	$ 5,295
Federal funds sold	6,024	11,136
Short-term investments	1,687	2,822
Total cash and cash equivalents	11,901	19,253
Securities available for sale, at fair value	87,590	75,638
Federal Home Loan Bank stock, at cost	1,250	1,250
Loans, net of allowance for loan losses of $911 in 2003 and $926 in 2002	141,557	132,880
Banking premises and equipment, net	6,708	5,524
Accrued interest receivable	1,179	1,341
Deferred income taxes	93	22
Bank-owned life insurance	4,365	4,122
Other assets	1,479	1,243
	$256,122	$241,273

LIABILITIES AND STOCKHOLDERS' EQUITY

	2003	2002
Deposits	$215,898	$202,063
Federal Home Loan Bank advances	9,500	9,500
Mortgagors' escrow accounts	208	198
Accrued expenses and other liabilities	1,798	1,523
Total liabilities	227,404	213,284
Commitments and contingencies (Note 12)		
Stockholders' equity:		
Preferred stock - $.01 par value, 1,000,000 shares authorized, none outstanding	-	-
Common stock - $.01 par value, 5,000,000 shares authorized, 1,586,174 and 1,581,574 shares issued and outstanding in 2003 and 2002, respectively	16	16
Additional paid-in capital	4,706	4,583
Retained earnings	23,325	22,676
Accumulated other comprehensive income	1,290	1,439
Unearned compensation - RRP (14,659 and 18,159 shares, respectively)	(288)	(365)
Unearned compensation - ESOP (33,149 and 36,096 shares, respectively)	(331)	(360)
Total stockholders' equity	28,718	27,989
	$256,122	$241,273

See accompanying notes to consolidated financial statements.

WESTBOROUGH FINANCIAL SERVICES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

(Dollars in thousands, except share data)

	Years Ended September 30,		
	2003	2002	2001
Interest and dividend income:			
Interest and fees on loans	$ 7,983	$ 9,594	$ 9,104
Interest and dividends on securities:			
Taxable interest	3,656	3,659	3,996
Non-taxable interest	70	70	64
Dividends	257	339	380
Interest on federal funds sold	93	145	456
Interest on short-term investments	41	64	135
Total interest and dividend income	12,100	13,871	14,135
Interest expense:			
Interest on deposits	3,271	4,582	5,874
Interest on Federal Home Loan Bank advances	610	776	1,053
Total interest expense	3,881	5,358	6,927
Net interest income	8,219	8,513	7,208
Provision for loan losses	-	8	48
Net interest income, after provision for loan losses	8,219	8,505	7,160
Other income:			
Customer service fees	563	439	658
Gain (loss) on securities, net	121	(466)	710
Gain on sales of mortgages	33	-	-
Miscellaneous	174	200	176
Total other income	891	173	1,544
Operating expenses:			
Salaries and employee benefits	3,943	3,892	3,573
Occupancy and equipment expenses	1,287	1,097	980
Data processing expenses	603	701	459
Advertising	205	220	285
Professional fees	284	282	336
Other general and administrative expenses	1,291	1,254	1,344
Total operating expenses	7,613	7,446	6,977

(continued)

See accompanying notes to consolidated financial statements.

WESTBOROUGH FINANCIAL SERVICES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME (Concluded)

(Dollars in thousands, except share data)

	Years Ended September 30,		
	2003	2002	2001
Income before income taxes and cumulative effect of change in accounting principle	1,497	1,232	1,727
Provision for income taxes	531	253	476
Income before cumulative effect of change in accounting principle	966	979	1,251
Cumulative effect of change in accounting for covered call options, net of $76 of tax effects ($.09 per dilutive share)	-	-	147
Net income	$ 966	$ 979	$ 1,398
Earnings per share:			
Basic	$ 0.63	$ 0.64	$ 0.91
Diluted	$ 0.62	$ 0.63	$ 0.90

See accompanying notes to consolidated financial statements.

WESTBOROUGH FINANCIAL SERVICES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years Ended September 30, 2003, 2002, and 2001

(Dollars in thousands)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Unearned Compensation - RRP	Unearned Compensation-ESOP	Total Stockholders' Equity
Balance at September 30, 2000	$ 16	$ 4,541	$ 20,931	$ (352)	$ -	$ (420)	$ 24,716
Comprehensive income:							
Net income	-	-	1,398	-	-	-	1,398
Change in net unrealized gain (loss) on securities available for sale, after reclassification adjustment and tax effects	-	-	-	1,076	-	-	1,076
Total comprehensive income							2,474
Cash dividends declared ($.20 per share)	-	-	(316)	-	-	-	(316)
ESOP shares released and committed to be released (2,947 shares)	-	8	-	-	-	30	38
Balance at September 30, 2001	16	4,549	22,013	724	-	(390)	26,912
Comprehensive income:							
Net income	-	-	979	-	-	-	979
Change in net unrealized gain (loss) on securities available for sale, after reclassification adjustment and tax effects	-	-	-	715	-	-	715
Total comprehensive income							1,694
Cash dividends declared ($.20 per share)	-	-	(316)	-	-	-	(316)
ESOP shares released and committed to be released (2,947 shares)	-	31	-	-	-	30	61
Purchase of RRP shares (22,139 shares)	-	-	-	-	(431)	-	(431)
Amortization of RRP stock (3,980 shares)	-	-	-	-	66	-	66
Issuance of common stock under stock option plan, net of tax benefits	-	3	-	-	-	-	3
Balance at September 30, 2002	16	4,583	22,676	1,439	(365)	(360)	27,989

(continued)

See accompanying notes to consolidated financial statements.

WESTBOROUGH FINANCIAL SERVICES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (Concluded)

Years Ended September 30, 2003, 2002, and 2001

(Dollars in thousands)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Unearned Compensation - RRP	Unearned Compensation- ESOP	Total Stockholders' Equity
Balance forward at September 30, 2002	16	4,583	22,676	1,439	(365)	(360)	27,989
Comprehensive income:							
Net income			966				966
Change in net unrealized gain (loss) on securities available for sale, after reclassification adjustment and tax effects				(149)			(149)
Total comprehensive income							817
Cash dividends declared ($.20 per share)			(317)				(317)
ESOP shares released and committed to be released (2,947 shares)		48				29	77
Amortization of RRP stock (3,500 shares)					77		77
Issuance of common stock under stock option plan, net of tax benefits		75					75
Balance at September 30, 2003	$ 16	$ 4,706	$ 23,325	$ 1,290	$ (288)	$ (331)	$ 28,718

See accompanying notes to consolidated financial statements.

WESTBOROUGH FINANCIAL SERVICES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	Years Ended September 30, 2003	2002	2001
Cash flows from operating activities:			
Net income	$ 966	$ 979	$ 1,398
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	-	8	48
Net amortization (accretion) of securities	333	95	(32)
Amortization of net deferred loan costs and premiums (discounts)	59	(25)	(20)
Depreciation and amortization expense	635	509	401
Gain on the sales of mortgages	(33)	-	-
(Gain) loss on sales and calls of securities, net	(121)	466	(710)
Decrease (increase) in accrued interest receivable	162	(26)	2
Deferred income tax provision (benefit)	20	(116)	(25)
ESOP shares released and committed to be released	77	61	38
Amortization of RRP stock	77	66	-
Increase in bank-owned life insurance	(226)	(181)	(174)
Other, net	39	(475)	329
Net cash provided by operating activities	1,988	1,361	1,255
Cash flows from investing activities:			
Activity in available-for-sale securities:			
Sales and calls	22,875	5,402	19,209
Maturities	4,955	5,632	10,310
Purchases	(55,022)	(27,585)	(26,499)
Principal payments	14,788	6,892	3,205
Purchase of Federal Home Loan Bank stock	-	(150)	(197)
Loan (originations) principal payments,net	(12,801)	2,094	(11,942)
Proceeds from loan sales	4,098	-	-
Loans purchased	-	-	(9,484)
Purchase of banking premises and equipment, net	(1,819)	(3,174)	(1,068)
Purchase of bank-owned life insurance	(17)	(17)	(1,000)
Net cash used by investing activities	(22,943)	(10,906)	(17,466)

(continued)

See accompanying notes to consolidated financial statements.

WESTBOROUGH FINANCIAL SERVICES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS (Concluded)

(Dollars in thousands)

	Years Ended September 30,		
	2003	2002	2001
Cash flows from financing activities:			
Net increase in deposits	13,835	16,965	21,693
Proceeds from Federal Home Loan Bank advances	2,500	-	-
Repayment of Federal Home Loan Bank advances	(2,500)	(2,500)	(4,500)
Net increase (decrease) in mortgagors' escrow accounts	10	(31)	(18)
Purchase of RRP shares, net	-	(431)	-
Issuance of common stock under stock option plan, net of tax benefits	75	3	-
Dividends paid	(317)	(316)	(316)
Net cash provided by financing activities	13,603	13,690	16,859
Net change in cash and cash equivalents	(7,352)	4,145	648
Cash and cash equivalents at beginning of year	19,253	15,108	14,460
Cash and cash equivalents at end of year	$11,901	$19,253	$15,108
Supplemental cash flow information:			
Interest paid on deposits	$ 3,293	$ 4,555	$ 5,876
Interest paid on Federal Home Loan Bank advances	619	791	1,072
Income taxes paid	494	556	514
Due from broker	-	-	1,032

See accompanying notes to consolidated financial statements.

(Dollars in thousands, except per share data)

1. REORGANIZATION AND STOCK OFFERING

Westborough Savings Bank (the "Bank") was founded in 1869 as a Massachusetts chartered mutual savings bank. On February 15, 2000, the Bank reorganized into a two-tiered mutual holding company structure pursuant to the Bank's Plan of Reorganization from a Mutual Savings Bank to a Mutual Holding Company and Stock Issuance Plan (the "Reorganization"). In connection with the Reorganization, (i) the Bank formed Westborough Bancorp, MHC (the "MHC"), a Massachusetts chartered mutual holding company which is the majority owner of the Westborough Financial Services, Inc. (the "Company"), (ii) the Bank converted from mutual to stock form, changing its name from "Westborough Savings Bank" to "The Westborough Bank," and issued 100% of its capital stock to the Company; and (iii) the Company issued shares of its common stock, $0.01 par value per share (the "Common Stock") to the public at a price of $10.00 per share (the "Stock Offering"). The Company issued 1,581,374 shares of the Common Stock in the Stock Offering, of which 35% of these shares, or 553,481 shares, were sold to the public, including depositors of the Bank and the Company's Employee Stock Ownership Plan, and 65% of these shares, or 1,027,893 shares, were issued to the MHC. Effective October 23, 2000, the MHC and the Company changed their classification from bank holding companies to financial holding companies. Additionally, during 2001 the Company established a Stock Option Plan and a Recognition and Retention Plan.

As part of the Reorganization, the Bank has established a liquidation account for the benefit of eligible and supplemental eligible account holders. The liquidation account will be reduced annually to the extent that such account holders have reduced their qualifying deposits as of each anniversary date. Subsequent increases will not restore an account holder's interest in the liquidation account. In the event of a complete liquidation, each eligible account holder will be entitled to receive balances for accounts held by them.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation and presentation

The consolidated financial statements include the accounts of Westborough Financial Services, Inc. (the "Company") and its wholly-owned subsidiary, The Westborough Bank (the "Bank"). The Bank's active wholly-owned subsidiaries are The Hundredth Corporation, which was formed to own foreclosed real estate, and the Eli Whitney Security Corporation, which is a Massachusetts security corporation. All significant intercompany balances and transactions have been eliminated in consolidation.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of estimates

In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The determination of the allowance for losses on loans is a material estimate that is particularly susceptible to significant change in the near term.

Business

The Bank provides a variety of financial services to individuals and small businesses through its offices in Westborough, Northborough and Shrewsbury, Massachusetts. Its primary deposit products are checking, savings and term certificate accounts and its primary lending product is residential mortgage loans.

Reclassifications

Certain amounts in the 2002 and 2001 consolidated financial statements have been reclassified to conform to the 2003 presentation.

Cash equivalents

Cash equivalents include amounts due from banks, federal funds sold on a daily basis and short-term investments which mature within ninety days.

Securities available for sale

Securities classified as "available for sale" are reflected on the consolidated balance sheet at fair value, with unrealized gains and losses excluded from earnings and reported in accumulated other comprehensive income.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of securities that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers independent price quotations and the financial condition of the issuer. Gains and losses on disposition of securities are recorded on the trade date and computed by the specific identification method.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Loans

The Bank grants mortgage, commercial and consumer loans to its customers. A substantial portion of the loan portfolio consists of mortgage loans in Westborough and the surrounding communities. The ability of the Bank's debtors to honor their contracts is dependent upon the local economy and the local real estate market.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for the allowance for loan losses, premiums and discounts on purchased loans and net deferred costs on originated loans. Interest income is accrued on the unpaid principal balance. Premiums and discounts and net loan origination costs are deferred and recognized as an adjustment of the related loan yield using the interest method.

The accrual of interest on mortgage and commercial loans is discontinued when in the judgment of management the collection of principal or interest is doubtful.

All interest accrued but not collected for loans that are placed on non-accrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Impaired loans are generally maintained on a non-accrual basis. Impairment is measured on a loan by loan basis by the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer loans for impairment disclosures.

Allowance for loan losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Allowance for loan losses (concluded)

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of allocated, general and unallocated components. The allocated component relates to loans that are classified as either doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the collateral value of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating allocated and general losses in the portfolio.

Banking premises and equipment

Land is carried at cost. Buildings, leasehold improvements and equipment are stated at cost, less accumulated depreciation and amortization, computed on the straight-line method over the estimated useful lives of the assets.

Retirement plan

The Bank accounts for pension benefits on the net periodic pension cost method for financial reporting purposes. This method recognizes the compensation cost of an employee's pension benefit over the employee's approximate service period. Pension costs are funded in the year of accrual using the aggregate cost method.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock compensation plans

Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued under the Company's stock option plan have no intrinsic value at the grant date, and under Opinion No. 25 no compensation cost is recognized for them. The Company has elected to continue with the accounting methodology in Opinion No. 25 and, as a result, has provided pro forma disclosures of net income and earnings per share and other disclosures, as if the fair value based method of accounting had been applied. (See Note 11).

Employee stock ownership plan ("ESOP")

Compensation expense is recognized as ESOP shares are committed to be released. Allocated and committed to be released ESOP shares are considered outstanding for earnings per share calculations based on debt service payments. Other ESOP shares are excluded from earnings per share calculations. The value of unearned shares to be allocated to ESOP participants for future services not yet performed is reflected as a reduction of stockholders' equity.

Advertising costs

All advertising costs are expensed as incurred.

Income taxes

Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted accordingly through the provision for income taxes. The Bank's base amount of its federal income tax reserve for loan losses that arose before 1987 is a permanent difference for which there is no recognition of a deferred tax liability. However, the allowance for loan losses maintained for financial reporting purposes is treated as a temporary difference with allowable recognition of a related deferred tax asset, if it is deemed realizable.

(Dollars in thousands, except per share data)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Earnings per common share

Basic earnings per share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock options and are determined using the treasury stock method. At September 30, 2003 and 2002, there were no anti-dilutive potential common shares. Anti-dilutive potential common shares would be excluded from dilutive earnings per share calculations.

Earnings per common share for the year ended September 30, 2003, 2002 and 2001 has been computed based on the following:

	2003	2002	2001
Average number of common shares outstanding	1,530,003	1,540,103	1,540,518
Effect of dilutive options	18,846	18,519	10,070
Average number of common shares outstanding used to calculate diluted earnings per common share	1,548,849	1,558,622	1,550,588

Comprehensive income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on securities available for sale are reported in accumulated comprehensive income/loss in the consolidated balance sheet, such items, along with net income, are components of comprehensive income.

(Dollars in thousands, except per share data)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Comprehensive income (concluded)

The components of the change in accumulated other comprehensive income and related tax effects are as follows:

	Years Ended September 30,		
	2003	2002	2001
Change in net unrealized holding (gains) losses on securities available for sale	$ (119)	$ 628	$ 2,407
Reclassification adjustment for (gains) losses realized in income	(121)	466	(710)
	(240)	1,094	1,697
Tax effect	91	(379)	(621)
Net-of-tax amount	$ (149)	$ 715	$ 1,076

Change in accounting principle

Adoption of SFAS No. 133, as amended required that changes in derivative instruments such as the fair value of covered call options be recognized in net income and resulted in pre-tax earnings in the amount of $223 during the year ended September 30, 2001.

3. RESTRICTIONS ON CASH AND DUE FROM BANKS

The Bank is required to maintain average balances on hand or with the Federal Reserve Bank. At September 30, 2003 and 2002, these reserve balances amounted to $998 and $844, respectively.

(Dollars in thousands, except per share data)

4. SECURITIES AVAILABLE FOR SALE

The amortized cost and estimated fair value of securities available for sale, at September 30, 2003 and 2002, with gross unrealized gains and losses, is as follows:

	September 30, 2003			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Federal agency obligations	$ 28,806	$ 527	$ (38)	$29,295
Banking and finance obligations	18,329	753	(12)	19,070
Mortgage-backed securities	29,052	428	(63)	29,417
Other bonds and obligations	7,030	328	-	7,358
Total debt securities	83,217	2,036	(113)	85,140
Marketable equity securities	2,403	132	(85)	2,450
Total securities available for sale	$ 85,620	$ 2,168	$ (198)	$87,590

	September 30, 2002			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Federal agency obligations	$ 22,830	$ 651	$ (30)	$ 23,451
Banking and finance obligations	15,898	1,092	-	16,990
Mortgage-backed securities	17,442	709	-	18,151
Other bonds and obligations	11,720	482	(28)	12,174
Total debt securities	67,890	2,934	(58)	70,766
Marketable equity securities	5,538	132	(798)	4,872
Total securities available for sale	$ 73,428	$ 3,066	$ (856)	$ 75,638

(Dollars in thousands, except per share data)

SECURITIES AVAILABLE FOR SALE (concluded)

Proceeds from sales and calls of securities amounted to $22,875, $5,402 and $19,209 for the years ended September 30, 2003, 2002 and 2001, respectively. Gross realized gains amounted to $609, $324 and $1,296, respectively. Gross realized losses amounted to $488, $790 and $586, respectively.

The amortized cost and estimated fair value of debt securities by contractual maturity are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	September 30, 2003		September 30, 2002	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Within 1 year	$ 6,778	$ 6,972	$ 4,962	$ 5,068
Over 1 year through 5 years	44,462	45,688	39,760	41,536
Over 5 years through 10 years	2,925	3,063	5,726	6,011
	54,165	55,723	50,448	52,615
Mortgage and asset-backed securities	29,052	29,417	17,442	18,151
	$ 83,217	$ 85,140	$ 67,890	$ 70,766

At September 30, 2003 and 2002, a federal agency obligation with a carrying value of $1,018 and $1,030, respectively, and fair value of $1,000, for both years, was pledged to secure public deposits.

(Dollars in thousands, except per share data)

5. LOANS

A summary of the balances of loans follows:

	September 30, 2003	September 30, 2002
Mortgage loans:		
Fixed rate	$ 65,170	$ 47,599
Variable rate	48,287	54,096
Commercial	17,290	20,092
Home equity lines-of-credit	10,303	8,792
Total mortgage loans	141,050	130,579
Other loans:		
Personal loans	564	983
Deposit secured loans	358	509
Home improvement loans	68	171
Commercial lines-of-credit	1,824	2,549
Commercial installment	1,461	1,182
Total other loans	4,275	5,394
Total loans	145,325	135,973
Due to borrowers on incomplete loans	(3,550)	(2,866)
Net deferred loan costs	223	161
Premium on purchased loans, net	470	538
Allowance for loan losses	(911)	(926)
Loans, net	$141,557	$ 132,880

An analysis of the allowance for loan losses follows:

	Years Ended September 30, 2003	2002	2001
Balance at beginning of year	$ 926	$ 916	$ 874
Provision for loan losses	-	8	48
Charge-offs	(19)	(11)	(10)
Recoveries	4	13	4
Balance at end of year	$ 911	$ 926	$ 916

(Dollars in thousands, except per share data)

LOANS (concluded)

The Bank has sold mortgage loans in the secondary mortgage market and has retained the servicing responsibility and receives fees for the services provided. Total loans serviced for others at September 30, 2003 and 2002 amounted to $4,113 and $502, respectively. Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets.

The following is a summary of information pertaining to impaired loans:

	September 30, 2003
Impaired loans without a valuation allowance	$ 119
Impaired loans with a valuation allowance	695
Total impaired loans	$ 814
Valuation allowance related to impaired loans	$ 99

	Year Ended September 30, 2003
Average investment in impaired loans	$ 407
Interest income recognized on a cash basis on impaired loans	$ 15

There were no impaired loans at or during the years ended September 30, 2002 and 2001.

At September 30, 2003 and 2002 there were $634 and $140, respectively, in non-accrual loans. There were no non-accrual loans at September 30, 2001.

(Dollars in thousands, except per share data)

6. BANKING PREMISES AND EQUIPMENT

A summary of the cost and accumulated depreciation and amortization of banking premises and equipment and their estimated useful lives follows:

	September 30, 2003	September 30, 2002	Estimated Useful Lives
Banking premises:			
Land	$ 1,200	$1,179	
Buildings	5,097	3,462	5 - 40 years
Leasehold improvements	256	256	3 -5 years
Equipment	3,912	3,472	3-7 years
Construction in progress	-	370	
	10,465	8,739	
Less accumulated depreciation and amortization	(3,757)	(3,215)	
	$ 6,708	$5,524	

Depreciation and amortization expense for the years ended September 30, 2003, 2002 and 2001 amounted to $635, $509 and $401, respectively.

7. DEPOSITS

A summary of deposit balances, by type, is as follows:

	September 30, 2003	September 30, 2002
Non-interest bearing accounts	$ 19,740	$ 20,393
NOW accounts	19,093	17,033
Regular and other savings accounts	117,628	96,306
Money market deposit accounts	5,247	5,259
Total non-certificate accounts	161,708	138,991
Term certificates of $100,000 and over	11,848	14,723
Term certificates less than $100,000	42,342	48,349
Total certificate accounts	54,190	63,072
Total deposits	$215,898	$202,063

(Dollars in thousands, except per share data)

DEPOSITS (concluded)

A summary of certificates, by maturity, is as follows:

	September 30, 2003		September 30, 2002	
	Amount	Weighted Average Rate	Amount	Weighted Average Rate
Within 1 year	$42,544	2.15%	$53,392	3.27%
Over 1 year through 3 years	11,646	2.82	9,680	3.89
	$54,190	2.29%	$63,072	3.36%

8. FEDERAL HOME LOAN BANK ADVANCES

Federal Home Loan Bank advances are as follows:

Maturing During the Year Ending September 30,	Weighted Average Interest Rate	September 30, 2003	September 30, 2002
2003	6.88%	$ -	$ 2,500
2004	6.92	2,500	2,500
2005	4.64/6.95	5,000	2,500
2009*	4.88	2,000	2,000
		$ 9,500	$ 9,500

* Represents an advance callable on November 22, 2003.

The Bank also has a $2,999 available line of credit with the Federal Home Loan Bank of Boston ("FHLB") at an interest rate the adjusts daily. Borrowings under the line are limited to 2% of the Bank's total assets. All borrowings from the FHLB are secured by a blanket lien on qualified collateral, defined principally as 75% of the carrying value of first mortgage loans on owner-occupied residential property. As of September 30, 2003 and 2002, there were no advances outstanding on the line of credit.

(Dollars in thousands, except per share data)

9. INCOME TAXES

Allocation of federal and state income taxes between current and deferred portions is as follows:

	Years Ended September 30,		
	2003	2002	2001
Current income tax provision:			
Federal	$ 483	$ 341	$ 469
State	28	28	32
	511	369	501
Deferred income tax provision (benefit):			
Federal	43	(88)	(11)
State	(23)	(28)	(14)
	20	(116)	(25)
Total provision for income taxes	$ 531	$ 253	$ 476

The reasons for the differences between the statutory corporate federal income tax rate and the effective tax rates are summarized as follows:

	Years Ended September 30,		
	2003	2002	2001
Statutory rate	34.0%	34.0%	34.0%
Increase (decrease) resulting from:			
State taxes, net of federal tax benefit	0.2	-	0.7
Dividends received deduction	(0.6)	(5.6)	(4.3)
Officers' life insurance	(3.3)	(4.2)	(2.4)
Municipal income	(1.6)	(1.8)	(0.6)
Prior year amended returns	6.7	-	-
Other, net	-	(1.9)	0.2
Effective tax rates	35.4%	20.5%	27.6%

(Dollars in thousands, except per share data)

INCOME TAXES (continued)

The components of the net deferred tax asset are as follows:

	September 30, 2003	September 30, 2002
Deferred tax asset:		
Federal	$ 725	$ 675
State	250	233
	975	908
Deferred tax liability:		
Federal	(844)	(835)
State	(38)	(51)
	(882)	(886)
Net deferred tax asset	$ 93	$ 22

The tax effects of each type of income and expense item that give rise to deferred taxes are as follows:

	September 30, 2003	September 30, 2002
Employee benefit plans	$ 486	$ 453
Allowance for loan losses	449	454
Net unrealized gain/loss on securities available for sale	(680)	(771)
Depreciation and amortization	(87)	(46)
Net deferred loan costs	(90)	(66)
Other, net	15	(2)
Net deferred tax asset	$ 93	$ 22

(Dollars in thousands, except per share data)

INCOME TAXES (concluded)

A summary of the change in the net deferred tax asset is as follows:

	Years Ended September 30,		
	2003	2002	2001
Balance at beginning of year	$ 22	$ 285	$ 881
Deferred tax provision (benefit)	(20)	116	25
Deferred tax effect on net unrealized (gain) loss on securities available for sale	91	(379)	(621)
Balance at end of year	$ 93	$ 22	$ 285

The federal income tax reserve for loan losses at the Bank's base year amounted to $2,423. If any portion of the reserve is used for purposes other than to absorb loan losses, approximately 150% of the amount actually used (limited to the amount of the reserve) would be subject to taxation in the fiscal year in which used. As the Bank intends to use the reserve to only absorb loan losses, a deferred income tax liability of $994 has not been provided.

10. STOCKHOLDERS' EQUITY

Minimum Regulatory Capital Requirements

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's and the Bank's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

STOCKHOLDERS' EQUITY (continued)

Minimum Regulatory Capital Requirements (continued)

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier 1 capital (as defined) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of September 30, 2003 and 2002, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

The most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the Bank's category.

(Dollars in thousands, except per share data)

STOCKHOLDERS' EQUITY (continued)

Minimum Regulatory Capital Requirements (concluded)

The Company's and the Bank's actual and minimum required capital amounts and ratios as of September 30, 2003 and 2002 are as follows:

	Actual		Minimum For Capital Adequacy Purposes		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
September 30, 2003:						
Total capital (to risk weighted assets)						
Consolidated	$28,291	20.68%	$10,944	8.00%	N/A	N/A
Bank	27,286	19.95	10,942	8.00	$13,677	10.00%
Tier 1 capital (to risk weighted assets)						
Consolidated	27,380	20.02	5,472	4.00	N/A	N/A
Bank	26,374	19.28	5,471	4.00	8,206	6.00
Tier 1 capital (to average assets)						
Consolidated	27,380	10.91	10,041	4.00	N/A	N/A
Bank	26,374	10.59	7,472	3.00	12,453	5.00
September 30, 2002:						
Total capital (to risk weighted assets)						
Consolidated	$26,810	19.27%	$11,128	8.00%	N/A	N/A
Bank	25,392	18.35	11,069	8.00	$13,837	10.00%
Tier 1 capital (to risk weighted assets)						
Consolidated	25,884	18.61	5,564	4.00	N/A	N/A
Bank	24,466	17.68	5,535	4.00	8,302	6.00
Tier 1 capital (to average assets)						
Consolidated	25,884	11.11	9,319	4.00	N/A	N/A
Bank	24,466	10.47	7,013	3.00	11,687	5.00

(Dollars in thousands, except per share data)

STOCKHOLDERS' EQUITY (concluded)

Restrictions on Dividends, Loans and Advances

Federal and state banking regulations place certain restrictions on dividends paid and loans or advances made by the Bank to the Company. The total amount of dividends which may be paid at any date is generally limited to the retained earnings of the Bank, and loans or advances are limited to 10% of the Bank's capital stock and surplus, as defined, (which for this purpose represents total capital as calculated under the risk-based capital guidelines) on a secured basis.

At September 30, 2003 and 2002, the Bank's retained earnings available for the payment of dividends was $16,344 and $14,323, respectively. Accordingly, $10,942 and $11,069 of the Company's equity in the net assets of the Bank was restricted at September 30, 2003 and 2002, respectively. Funds available for loans or advances by the Bank to the Company amounted to $1,634 and $1,432 at September 30, 2003 and 2002, respectively.

The Company and the Bank may not declare or pay dividends on, and the Company may not purchase any of its shares of, its common stock if the effect thereof would cause stockholders' equity to be reduced below applicable regulatory capital maintenance requirements or if such declaration, payment or repurchase would otherwise violate regulatory requirements.

(Dollars in thousands, except per share data)

11. EMPLOYEE BENEFIT PLANS

Pension plan

The Bank provides pension benefits for eligible employees through a defined benefit pension plan. Substantially all employees participate in the retirement plan on a non-contributing basis, and are fully vested after three years of service. Information pertaining to the activity in the plan is as follows:

	Plan Years Ended October 31,	
	2003 (Projected)	2002
Change in plan assets:		
Fair value of plan assets at beginning of year	$ 2,305	$ 2,458
Actual gain (loss) on plan assets	357	(210)
Employer contribution	182	108
Benefits paid	(23)	(51)
Fair value of plan assets at end of year	2,821	2,305
Change in benefit obligation:		
Benefit obligation at beginning of year	2,882	2,546
Service cost	203	182
Interest cost	186	169
Actuarial gain	(89)	36
Benefits paid	(23)	(51)
Benefit obligation at end of year	3,159	2,882
Funded status	(338)	(577)
Unrecognized net actuarial (gain) loss	(139)	125
Transition liability	24	26
Accrued pension cost	$ (453)	$ (426)

(Dollars in thousands, except per share data)

EMPLOYEE BENEFIT PLANS (continued)

Pension plan (concluded)

The components of net periodic pension cost are as follows:

	Plan Years Ended October 31,		
	2003 (Projected)	2002	2001
Service cost	$ 203	$ 182	$ 168
Interest cost	186	169	170
Expected return on plan assets	(183)	(197)	(218)
Transition obligation	2	2	3
Recognized net actuarial loss	1	(25)	(52)
	$ 209	$ 131	$ 71

Total pension expense for the years ended September 30, 2003, 2002 and 2001 amounted to $215, $132 and $71, respectively.

For the plan years ended October 31, 2003 and 2002, actuarial assumptions used in accounting were as follows:

	2003 (Projected)	2002
Discount rate on benefit obligations	6.25%	6.75%
Expected long-term rate of return on plan assets	8.00	8.00
Annual salary increases	4.50	5.00

Incentive compensation plan

Management and employees of the Bank participate in an annual incentive compensation plan which is based on a percentage of the Bank's annual net profits (as defined) and other factors and objectives set forth and administered by the Bank's Executive Committee. Incentive compensation expense for the years ended September 30, 2002 and 2001 amounted to $64 and $63, respectively. There was no incentive compensation expense for the year ended September 30, 2003.

(Dollars in thousands, except per share data)

EMPLOYEE BENEFIT PLANS (continued)

401(k) Plan

The Bank has a 401(k) Plan whereby each employee reaching the age of 21 and having completed at least 1,000 hours of service in a twelve-month period, beginning with date of employment, automatically becomes a participant in the Plan. Employees may contribute up to 75% of their compensation subject to certain limits based on federal tax laws. Beginning in January of 2003, the Bank began matching 50% of the first 6% of an employee's compensation contributed to the Plan. Prior to this the Bank made matching contributions equal to 25% of the first 4% of an employee's compensation contributed to the Plan. All participants are fully vested. For the years ended September 30, 2003, 2002 and 2001, expense attributable to the Plan amounted to $36, $16 and $17, respectively.

Supplemental retirement plans

The Bank provides supplemental retirement benefits to certain executive officers and Directors. In connection with the supplemental retirement plans, the Bank has purchased life insurance contracts and has entered into split-dollar life insurance agreements with certain participants. At September 30, 2003 and 2002, the Bank has accrued $703 and $587, respectively, relating to these plans. For the years ended September 30, 2003, 2002 and 2001, expenses attributable to the plans amounted to $171, $177, and $282, respectively.

Deferred compensation plan

The Company has adopted an Officers' Deferred Compensation Plan whereby qualified officers may elect to defer all or a portion of their salary. The Company pays monthly interest on amounts deferred at an interest rate that is determined annually.

Employees' stock ownership plan

The Company established an Employees Stock Ownership Plan (the "ESOP") for the benefit of each eligible employee that has reached the age of 21 and has completed at least 1,000 hours of service in the previous twelve-month period. As part of the Reorganization, the Company provided a loan to the ESOP which was used to purchase 8%, or 44,200 shares, of the shares sold to the public in the Company's stock offering. The loan bears interest equal to 8% and provides for annual payments of principal and interest for 15 years.

(Dollars in thousands, except per share data)

EMPLOYEE BENEFIT PLANS (continued)

Employees' stock ownership plan (concluded)

At September 30, 2003, the remaining principal balance is payable as follows:

Years Ending September 30,	Amount
2004	$ 20
2005	22
2006	24
2007	26
2008	28
Thereafter	266
	$ 386

The Bank has committed to make contributions to the ESOP sufficient to support the debt service of the loan. The loan is secured by the shares purchased by the ESOP which are held in a suspense account for allocation among the members as the loans are paid. Total compensation expense applicable to the ESOP amounted to $77, $61 and $38 for the years ended September 30, 2003, 2002 and 2001, respectively.

Shares held by the ESOP include the following:

	September 30, 2003	September 30, 2002
Allocated	8,841	5,894
Committed to be released	2,210	2,210
Unallocated	33,149	36,096
	44,200	44,200

Cash dividends received on allocated shares are allocated to members and cash dividends received on shares held in suspense are applied to repay the outstanding debt of the ESOP.

The fair market value of unallocated shares at September 30, 2003 and 2002 was $994 and $805, respectively.

(Dollars in thousands, except per share data)

EMPLOYEE BENEFIT PLANS (continued)

Stock option plan

On January 25, 2001, the Company's stockholders approved the Westborough Financial Services, Inc. 2001 Stock Option Plan (the "Stock Option Plan"). Under the Stock Option Plan, the Company may grant options to its directors, officers and employees for up to 55,348 shares of common stock. Both incentive stock options and non-qualified stock options may be granted under the Stock Option Plan. The exercise price of each option equals the market price of the Company's stock on the date of grant and an option's maximum term is ten years. Options generally vest over a five-year period.

The Company applies APB Opinion 25 and related Interpretations in accounting for the Stock Option Plan. Accordingly, no compensation cost has been recognized. Had compensation cost for the Company's Stock Option Plan been determined based on the fair value at the grant dates for awards under the plan consistent with the method prescribed by SFAS No. 123, the Company's net income and earnings per share would have been adjusted to the pro forma amounts indicated below:

		Years Ended September 30, 2003	Years Ended September 30, 2002
Net income	As reported	$ 966	$ 979
	Pro forma	$ 940	$ 957
Basic earnings per share	As reported	$ 0.63	$ 0.64
	Pro forma	$ 0.61	$ 0.62
Diluted earnings per share	As reported	$ 0.62	$ 0.63
	Pro forma	$ 0.61	$ 0.61

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The weighted-average assumptions used for grants during the year ended September 30, 2003 were dividend yield of .86%, expected life of 5 years, expected volatility of 26.71% and a risk-free interest rate of 3.05%. The weighted-average assumptions used for grants during the year ended September 30, 2001 were dividend yield of 1.9%, expected life of 10 years, expected volatility of 10.6%, and a risk-free interest rate of 5.2%.

(Dollars in thousands, except per share data)

EMPLOYEE BENEFIT PLANS (continued)

Stock option plan (concluded)

A summary of the status of the Company's stock option plan is presented below:

	2003		2002	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Fixed Options:				
Outstanding at beginning of year	41,900	$ 10.31	42,100	$ 10.31
Granted	3,500	23.25	-	-
Forfeited	(2,100)	10.31	-	
Exercised	(4,600)	10.31	(200)	10.31
Outstanding at end of year	38,700	$ 11.48	41,900	$ 10.31
Options exercisable at year-end	11,140	$ 10.31	9,020	$ 10.31
Weighted-average fair value of options granted during the year	$ 6.18		$ -	

Recognition and retention plan

On January 25, 2001, the Company's stockholders approved the Company's adoption of the Westborough Financial Services, Inc. 2001 Recognition and Retention Plan (the "RRP"), which allows the Company to grant restricted stock awards ("Awards") to certain officers, employees and outside directors. The RRP is authorized to acquire no more than 22,139 shares of Common stock in the open market. Shares generally vest at a rate of 20% per year with the first vesting period ending April 30, 2002. During the year ended September 30, 2003, awards were granted with respect to 300 shares. There were no Awards granted during the year ended September 30, 2002. During the year ended September 30, 2001, Awards were granted with respect to 18,100 shares. The aggregate purchase price of all shares acquired by the RRP has been reflected as a reduction of stockholders' equity and amortized to compensation expense as the Company's employees and directors become vested in their stock awards. Compensation expense relating to the RRP amounted to $77, $66 and $44 for the years ended September 30, 2003, 2002 and 2001, respectively. Compensation expense is based on the fair value of common stock on the purchase date.

EMPLOYEE BENEFIT PLANS (concluded)

Benefit restoration plan

In February 2000, the Company adopted a Benefit Restoration Plan ("BRP") in order to provide qualified officers with the benefits that would be due them under the defined benefit pension plan, the 401(k) Plan and the ESOP if such benefits were not limited under the Internal Revenue Code. Total expense related to the BRP amounted to $2 and $1 for the years ended September 30, 2003 and 2002, respectively. There were no expenses related to the plan during the year ended September 30, 2001.

12. COMMITMENTS AND CONTINGENCIES

In the normal course of business, there are outstanding commitments and contingencies which are not reflected in the accompanying consolidated balance sheets.

Loan commitments

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, which involve elements of credit and interest rate risk in excess of the amount recognized in the accompanying consolidated balance sheets. The contract amount of these instruments reflects the extent of involvement the Bank has in these particular classes of financial instruments.

The Bank's exposure to credit loss is represented by the contractual amount of the instruments. The Bank uses the same credit policies in making commitments as it does for on-balance sheet instruments.

(Dollars in thousands, except per share data)

COMMITMENTS AND CONTINGENCIES (continued)

Loan commitments (concluded)

At September 30, 2003 and 2002, financial instruments whose contract amounts represent credit risk consist of:

	2003	2002
Commitments to grant mortgage loans	$7,236	$5,656
Unadvanced funds on home equity lines-of-credit	11,843	9,494
Unadvanced funds on commercial lines-of-credit	1,484	2,103

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Unadvanced funds on lines-of-credit have fixed expiration dates and may expire without being drawn upon. Therefore, the total commitment amount does not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. Except for commercial lines-of-credit, these financial instruments are secured by mortgage liens on real estate.

Operating lease commitments

Pursuant to the terms of noncancelable lease agreements in effect at September 30, 2003, pertaining to banking premises and equipment, future minimum rent commitments are as follows:

Years Ending September 30,	Amount
2004	$40,165
2005	4,788
2006	1,197
	$46,150

The leases contain options to extend for periods from two to ten years. The cost of such rentals is not included above. Total rent expense for years ended September 30, 2003, 2002 and 2001 amounted to $110, $122 and $162, respectively.

(Dollars in thousands, except per share data)

COMMITMENTS AND CONTINGENCIES (concluded)

Employment and change in control agreements

The Company and the Bank have entered into employment agreements with its President and Chief Financial Officer which generally provide for a base salary and the continuation of certain benefits currently received. The employment agreements require payments for the remaining base salary due to the employee for the remaining term of the agreement and the contributions that would have been made on the employee's behalf to any employee benefit plans of the Company and the Bank for certain reasons other than cause, including a "change in control" as defined in the agreement. However, such employment may be terminated for cause, as defined, without incurring any continuing obligations.

Contingencies

Various legal claims may arise from time to time and, in the opinion of management, these claims will have no material effect on the Company's consolidated financial statements.

13. RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Bank has granted loans to its Directors. At September 30, 2003 and 2002, the amount of such loans, which exceeded $60 in the aggregate to each related party, was approximately $1,102 and $168, respectively. Such loans are made in the ordinary course of business at the Bank's normal credit terms, including interest rate and collateral requirements, and do not represent more than a normal risk of collection. During the years ended September 30, 2003 and 2002, total principal additions were $941 and $24, respectively, and total principal payments were $7 and $8, respectively.

14. FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments" requires disclosure of estimated fair values of all financial instruments where it is practicable to estimate such values. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

FAIR VALUE OF FINANCIAL INSTRUMENTS (continued))

The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

Cash and cash equivalents: The carrying amounts of cash and due from banks, federal funds sold and short-term investments approximate fair value.

Securities available for sale: Fair values for securities available for sale are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Federal Home Loan Bank Stock: The carrying amount approximates fair value based on the redemption provisions of the Federal Home Loan Bank.

Loans: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. Fair values for other types of loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for non-performing loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Deposits: The fair values for non-certificate accounts are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for certificate accounts are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Federal Home Loan Bank advances: The fair value is based upon the Company's current incremental borrowing rate for a similar advance.

Accrued interest: The carrying amounts of accrued interest approximate fair value.

Off-balance sheet instruments: Fair values for off-balance sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. The estimated fair value of off-balance sheet financial instruments at September 30, 2003 and 2002, was immaterial.

(Dollars in thousands, except per share data)

FAIR VALUE OF FINANCIAL INSTRUMENTS (concluded)

The carrying amounts and related estimated fair values of the Company's financial instruments are as follows:

	September 30,			
	2003		2002	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and cash equivalents	$ 11,901	$ 11,901	$ 19,253	$ 19,253
Securities available for sale	87,590	87,590	75,638	75,638
Federal Home Loan Bank stock	1,250	1,250	1,250	1,250
Loans, net	141,557	144,947	132,880	140,105
Accrued interest receivable	1,179	1,179	1,341	1,341
Financial liabilities:				
Deposits	215,898	216,258	202,063	202,277
Federal Home Loan Bank advances	9,500	10,076	9,500	10,221

(Dollars in thousands, except per share data)

15. CONDENSED FINANCIAL STATEMENTS OF WESTBOROUGH FINANCIAL SERVICES, INC.

BALANCE SHEETS	September 30, 2003	September 30, 2002
Assets		
Cash and due from bank	$ 234	$ 584
Short-term investments	240	196
Total cash and cash equivalents	474	780
Investment in subsidiary	27,666	26,763
Loan receivable - ESOP	386	404
Other assets	192	42
Total assets	$28,718	$27,989
Liabilities and Stockholders' Equity		
Liabilities	$ -	$ -
Stockholders' equity	28,718	27,989
Total liabilities and stockholders' equity	$28,718	$27,989

STATEMENTS OF INCOME	Years Ended September 30, 2003	Years Ended September 30, 2002
Income:		
Interest on short-term investments	$ 2	$ 3
Interest on loan - ESOP	24	32
Total income	26	35
Operating expenses	116	89
Loss before income taxes and equity in undistributed net income of subsidiary	(90)	(54)
Income tax benefit	(17)	(27)
Loss before undistributed net income of subsidiary	(73)	(27)
Equity in undistributed net income of subsidiary	1,039	1,006
Net income	$ 966	$ 979

(Dollars in thousands, except per share data)

CONDENSED FINANCIAL STATEMENTS OF WESTBOROUGH FINANCIAL SERVICES, INC. (concluded)

STATEMENTS OF CASH FLOWS	Years Ended September 30, 2003	2002
Cash flows from operating activities:		
Net income	$ 966	$ 979
Adjustments to reconcile net income to net cash used by operating activities:		
Decrease (increase) in other assets	66	(42)
Equity in undistributed earnings of subsidiary	(1,039)	(1,006)
Net cash used by operating activities	(7)	(69)
Cash flows from investing activities:		
Principal paydowns received on ESOP loan	18	18
Net cash provided in investing activities	18	18
Cash flows from financing activities:		
Dividends paid	(317)	(316)
Net cash used by financing activities	(317)	(316)
Net change in cash and cash equivalents	(306)	(367)
Cash and cash equivalents at beginning of year	780	1,147
Cash and cash equivalents at end of year	$ 474	$ 780

WESTBOROUGH FINANCIAL SERVICES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Concluded)
(Dollars in thousands, except per share data)

16. QUARTERLY CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)

	Years Ended September 30,							
	2003				2002			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Interest and dividend income	$ 2,866	$ 2,877	$ 3,059	$ 3,298	$ 3,466	$ 3,387	$ 3,501	$ 3,517
Interest expense	822	913	1,004	1,142	1,280	1,267	1,311	1,500
Net interest income	2,044	1,964	2,055	2,156	2,186	2,120	2,190	2,017
Provision for loan losses	-	-	-	-	-	-	-	8
Net interest income, after provision for loan losses	2,044	1,964	2,055	2,156	2,186	2,120	2,190	2,009
Gain (loss) on securities, net	(8)	132	(7)	4	(460)	(10)	(26)	30
All other income	162	239	162	207	151	130	157	201
Operating expenses	1,721	2,008	1,913	1,971	1,828	1,991	1,834	1,793
Income before income taxes	477	327	297	396	49	249	487	447
Provision (credit) for income taxes	195	100	118	118	(17)	45	109	116
Net income	$ 282	$ 227	$ 179	$ 278	$ 66	$ 204	$ 378	$ 331
Earnings per common share:								
Basic	$ 0.18	$ 0.15	$ 0.12	$ 0.18	$ 0.04	$ 0.13	$ 0.25	$ 0.21
Diluted	$ 0.18	$ 0.15	$ 0.12	$ 0.18	$ 0.04	$ 0.13	$ 0.24	$ 0.21

Westborough Financial Services, Inc.
Stockholders Information

Common Stock Information

On September 30, 2003 there were 1,586,174 shares of common stock issued and outstanding and approximately 712 stockholders, not including persons or entities holding stock in nominee or street name through brokers or banks. The Company's stock is not actively traded, although the stock is quoted on the OTC Electronic Bulletin Board under the symbol "WFSM".

Annual Meeting

The annual meeting of shareholders will be held on Thursday, January 29, 2004 at 3:00 p.m., local time. The meeting will take place at Wyndham Westborough Hotel located at 5400 Computer Drive, Westborough, MA, 01581.

10-KSB Report

A copy of the form 10-KSB as filed with the Securities and Exchange Commission will be furnished without charge to stockholders upon written request. Please write to:

John L. Casagrande, Clerk
Westborough Financial Services, Inc.
100 East Main Street
Westborough, MA 01581

Transfer Agent

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
Shareholder Inquiries:
(800) 368-5948

Counsel

Thacher, Proffitt & Wood LLP
1700 Pennsylvania Avenue, NW
Suite 800
Washington, DC 20006
(202) 347-8400

Independent Auditors

Wolf & Company, P.C.
99 High Street
Boston, MA 02110
(617) 439-9700

Investor Relations

John L. Casagrande
Senior Vice President and Treasurer
Westborough Financial Services, Inc.
100 East Main Street
Westborough, MA 01581
(508) 366-4111

The table below reflects the stock price and dividend payment by quarter of the Company's stock for fiscal year ended September 30, 2003. The information set forth below was provided to management of the Company by certain securities firms effecting transactions in the Company's stock [illegible]. These quotations reflect inter-dealer prices, without retail mark-up, mark-down, or commission and may not represent actual transactions.

Stock Price and Dividends by Quarter:

	High Price	Low Price	Average Price	Dividends per share
First Quarter	$24.00	$21.80	$22.58	$0.05
Second Quarter	$23.80	$23.00	$23.53	$0.05
Third Quarter	$30.00	$25.50	$28.85	$0.05
Fourth Quarter	$32.00	$28.65	$29.50	$0.05

Dividend payment decisions are made with consideration of a variety of factors, including earnings, financial condition, market considerations and regulatory restrictions.

OFFICERS AND STAFF OF WESTBOROUGH BANK

Michael D. Allard
Steven G. Anderson
Elizabeth A. Arsenault
Karissa Ayeni
Jennifer L. Boule
Vickie A. Bouvier
Jean A. Breidenbach
Lois M. Brennan
Karen L. Brooks
Deborah A. Brousseau
Sandra J. Bucher
Carol A. Burgoyne
Deborah A. Callahan
Kathleen T. Campanale
John L. Casagrande
MaryEllen Comerford
Jean M. Costantino
Janet Daniels
Erin M. Drummey
Gail O. Duplease
Margaret I. Duquette
Ann Dussault
Astrid M. Essex
Margaret H. Everitt
Patricia A. Flood
Jackie Groccia
Claire Hart
Mary Lynn Hart
Marion A. Hartshorn
Melissa Havalotti
Beth E. Hayden
Amelia Hodgson
Colleen A. Horne
Janet L. Jankowski
Janice A. Kelley
Laura A. Knowles
Elizabeth Kut
Jane M. Laflamme
Suzanne T. Laperle
Amanda L. Laraia
Jacqueline E. Laslocky
Michelle Lewis
Patricia L. Loiseau
Joseph F. MacDonough
Philip A. Maio
Winifred B. Mason
Robert K. McCann
Alexandru C. Megas
Linda M. Millette
Jay S. Monfreda
Lois J. Murphy
Catherine A. Paglieroni
Donald A. Painchaud
George T. Panagopoulos
Kimberly S. Perkins
Judith P. Pfeffer
Samir Rauf
Kathleen Reilly
Linda M. Richard
Lisa A. Roberts
Nilda I. Rodriguez
Marites B. Sabolboro
Annette C. Sangkhum
Cheri A. Scanlon
Mark R. Scheid
Iris Shehi
Edward Stearns
Paula Stevens
Corinne M. Temple
Timothy M. Thibault
Van C. Truong
Linda A. Tumeinski
Catherine Vaillancourt
Sheila M. Veideman
Lucia V. Visci
Ryan M. Vorapeth
Jean C. Wamback
Elena M. Zotos

"Dedicated to delivering the best in banking products and services."

2003 Charitable Giving

his year, as in prior years, Westborough Bank gave back to the communities that it serves. While some are monetary donations, our officers and staff also freely give of their time and talent.

hamber of Commerce School/Business Partnership YMCA of Central Mass. orthborough Baseball Toys for Tots Shrewsbury Police Union Rotary Clubs of hrewsbury, Westborough and Northborough Massachusetts State Police hrewsbury Youth Hockey Westborough ducation Foundation Westborough 1usic Parents Association Westborough ,enior Center Symphony Pro Musica Shrewsbury ;enior Center Junior Achievement United Way of ri-County Westborough Little League urf's Up Applefest 2003 Westborough :ommunity Chorus Masonic Angel Fund Vestborough Police Officers Union United Way of :entral Mass. Shrewsbury Firefighters Vestborough Players Club Westborough \thletic Boosters Association. Worcester County Food Bank Northborough Education oundation Worcester Art Museum Graduates of Westborough Public Schools \ccident Fund Shrewsbury Community Services Westborough Food Pantry Trinity Free Aedical Program Westborough High School's Charlotte Spinney Vision Scholarship YWCA Capital Campaign Knox Trail Boy Scouts Family Services of Central Mass. Time Travelers Hillside School Boroughs Branch YMCA Corridor Nine Chamber of Commerce Shrewsbury Youth Football Shrewsbury "Good Neighbor" Day Officer Phil Safety Program Westborough Rotary Spring Festival Walk to Cure Cancer Paton School Community Outreach S.C.O.R.E. Chamber of Commerce Mini-Grant Program Westborough Women's Club Armstrong School Playground Fund "Jacob's Journey" Karyn Polito Charity Golf Tournament Jobs For Bay State Grads Annie Fales School Pan Mass Challenge St. Mary's School Scholarship Golf Tournament Mill Pond School American Cancer Society Westborough Country Club Charitable Tournament Project Graduation Spirit of Shrewsbury Muscular Dystrophy Association M.A.D.D.



Westborough Bank

Mike Allard, V.P. (l), pictured with representatives of local charities. Also pictured, second from right, is Charlotte Spinney, Director.



Westborough Bank
The Masonic Angel Fund

Pictured above are Ken Young and Leonard Anderson, receiving a check from Peggy Duquette, Director of Human Resources. The check represents employee contributions from a dress down day.



Bank

Joe MacDonough accepts the United Way Tri-County Bowl in recognition of the Bank's financial support.

Westborough Financial Services, Inc. and Subsidiary
Selected Consolidated Financial and Other Data

	September 30,		
	2003	2002	2001
Consolidated Balance Sheet Data ($ in thousands)			
Total assets	$256,122	$241,273	$225,675
Loans, net	141,557	132,880	134,957
Investment securities	88,840	76,888	65,514
Total deposits	215,898	202,063	185,098
Federal Home Loan Bank advances	9,500	9,500	12,000
Stockholders' equity	28,718	27,989	26,912
Allowance for loan losses	911	926	916
Non-accrual loans	634	140	0
Non-performing assets	634	140	0

Consolidated Statement of Income ($ in thousands, except per share data)	Years Ended 2003	2002	2001
Total interest and dividend income	$12,100	$13,871	$14,135
Total interest expense	3,881	5,358	6,927
Net interest income	8,219	8,513	7,208
Provision for loan losses	0	8	48
Net interest income, after provision for loan losses	8,219	8,505	7,160
Customer service fees	563	439	658
Income from covered call options	0	0	16
Gain (loss) on sales of securities available for sale, net	121	(466)	710
Gain on sales of mortgages	33	0	0
Miscellaneous	174	200	160
Total other income	891	173	1,544
Total operating expenses	7,613	7,446	6,977
Income before provision for income taxes and cumulative effect of change in accounting principle	1,497	1,232	1,727
Provision for income taxes	531	253	476
Income before cumulative effect of change in accounting principle	966	979	1,251
Cumulative effect of change in accounting for covered call options, net of $76 of tax effects ($.09 per dilutive share)	0	0	147
Net income	$966	$979	$1,398
Basic number of weighted average shares outstanding	1,530,003	1,540,103	1,540,518
Dilutive number of weighted average shares outstanding	1,548,849	1,558,622	1,550,588
Basic earnings per share	$0.63	$0.64	$0.91
Dilutive earnings per share	$0.62	$0.63	$0.90
Dividends declared per share	$0.20	$0.20	$0.20

	2003	Years Ended 2002	2001
Performance Ratios:			
Return on average assets	0.38%	0.42%	0.64%
Return on average stockholders' equity	3.39%	3.59%	5.49%
Dividend payout ratio (1)	32.07%	31.84%	22.18%
Average stockholders' equity to average assets	11.36%	11.70%	11.69%
Net interest rate spread (2)	3.25%	3.52%	2.93%
Net interest margin (3)	3.52%	3.94%	3.53%
Operating expenses as a percent of average assets	3.03%	3.19%	3.20%
Average interest-bearing assets to average interest-bearing liabilities	116.40%	116.82%	117.68%
Efficiency ratio (4)	85.00%	81.36%	86.93%

(1) Dividend payout ratio represents dividends declared per share divided by dilutive earnings per share.
(2) Net interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities.
(3) Net interest margin represents net interest income as a percentage of average interest-earning assets.
(4) Efficiency ratio represents total operating expenses divided by the sum of net interest income, customer service fees and miscellaneous income.

	2003	September 30, 2002	2001
Asset Quality Ratios:			
Non-performing loans as a percent of loans	0.45%	0.11%	0.00%
Non-performing assets as a percent of total assets	0.25%	0.06%	0.00%
Allowance for loan losses as a percent of total loans before the allowance for loan losses	0.64%	0.69%	0.67%
Capital Ratio and other data:			
Equity to assets at end of period	11.21%	11.60%	11.93%
Number of shares outstanding at end of period	1,586,174	1,581,574	1,581,374
Number of:			
Full-service offices (1)	5	5	5
Full-time equivalent employees	74	76	70

(1) The number of full service offices does not include our branch at the Willows.







